UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2010

On February 4, 2011, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations for the three and nine months ended December 31, 2010. Attached hereto is a copy of the press release and supplementary data thereto, both dated February 4, 2011, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2011. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data thereto was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The financial information for the three and nine months ended December 31, 2010 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: February 4, 2011

Financial Results Release	February 4, 2011
For the Nine Months Ended December 31, 2010	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Representative: Satoshi Miura, President and Chief Executive Officer

Contact: Koji Ito, Head of IR, Finance and Accounting Department / TEL (03) 5205-5581

Scheduled date of filing quarterly securities report: February 7, 2011

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Nine Months Ended December 31, 2010 (April 1, 2010 – December 31, 2010)

Amounts are rounded off to nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income Attributable to NTT
Nine months ended December 31, 2010	7,542,693	0.2%	1,065,317	12.4%	1,031,521	9.5%	458,334	9.4%
Nine months ended December 31, 2009	7,525,664	(2.7)%	948,087	(6.5)%	941,853	(9.9)%	418,998	(23.0)%

Note: Percentages above represent changes from the corresponding previous period.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Nine months ended December 31, 2010	346.39	(yen)	—	(yen)
Nine months ended December 31, 2009	316.64	(yen)	—	(yen)

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
December 31, 2010	19,378,700	10,103,796	8,049,053	41.5%	6,083.26	(yen)
March 31, 2010	18,939,055	9,770,879	7,788,153	41.1%	5,885.86	(yen)

2.	Dividends

	Annual Dividends
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year Ended March 31, 2010	—	60.00	(yen)	—	60.00	(yen)	120.00	(yen)
Year Ending March 31, 2011	—	60.00	(yen)	—	—		—
Year Ending March 31, 2011 (Forecasts)	—	—		—	60.00	(yen)	120.00	(yen)

Note: Change in forecasts of dividends during the three months ended December 31: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2011 (April 1, 2010 – March 31, 2011)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2011	10,140,000	(0.4)%	1,180,000	5.6%	1,150,000	2.7%	500,000	1.6%	377.89	(yen	)

Notes:	1.	Percentages above represent changes from the previous period.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2011 during the three months ended December 31, 2010: None

4.	Others

(1)	Change in significant consolidated subsidiaries during the three months ended December 31, 2010, which resulted in changes in the scope of consolidation : None

(Changes in significant subsidiaries for the three months ended December 31, 2010 which resulted in changes in the scope of consolidation)

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(Application of simplified or exceptional accounting for quarterly consolidated financial statements)

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

(i)	Change due to revision of accounting standards and other regulations: Yes

(ii)	Others: None
(For further details, please see “Others” on page 11.)

(4)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock):

December 31, 2010 : 1,448,659,067 shares

March 31, 2010 : 1,574,120,900 shares

2. Number of treasury stock:

December 31, 2010 : 125,511,297 shares

March 31, 2010 : 250,923,665 shares

3. Weighted average number of shares outstanding:

For the nine months ended December 31, 2010:	1,323,184,430 shares

For the nine months ended December 31, 2009:	1,323,281,503 shares

*	Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earning release was issued, the review process on quarterly financial statements as required by the Financial Instruments and Exchange Act had not been finished.

*	Explanation for forecasts of operation and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2011, please refer to pages 10 and 26.

1.	Qualitative Information

(1)	Qualitative Information Relating to Consolidated Business Results

	Consolidated results

Three-Month Period Ended December 31, 2010 (October 1, 2010 – December 31, 2010)

	(Billions of yen)
	Three-Month Period Ended December 31, 2009 (October 1, 2009 – December 31, 2009)	Three-Month Period Ended December 31, 2010 (October 1, 2010 – December 31, 2010)	Change	Percent Change
Operating revenues	2,527.6	2,543.6	16.1	0.6%
Operating expenses	2,226.2	2,205.3	(21.0)	(0.9%)
Operating income	301.3	338.4	37.0	12.3%
Net income before income taxes	298.3	321.2	23.0	7.7%
Net income attributable to NTT	136.8	143.1	6.3	4.6%

Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)

	(Billions of yen)
	Nine-Month Period Ended December 31, 2009 (April 1, 2009 – December 31, 2009)	Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)	Change	Percent Change
Operating revenues	7,525.7	7,542.7	17.0	0.2%
Operating expenses	6,577.6	6,477.4	(100.2)	(1.5%)
Operating income	948.1	1,065.3	117.2	12.4%
Net income before income taxes	941.9	1,031.5	89.7	9.5%
Net income attributable to NTT	419.0	458.3	39.3	9.4%

During the three-month period ended December 31, 2010, NTT Group directed its efforts towards an expansion of broadband and ubiquitous services pursuant to its “Road to Service Creation Business Group” Medium-Term Management Strategy, adopted in May 2008.

Fixed-line communications field

NTT Group worked to expand the coverage area of FLET’S Hikari and continued to further strengthen and expand the distribution of FLET’S Hikari. NTT Group began providing “FLET’S Market” and “Hikari i-Frame”, services using FLET’S Hikari that enable convenient and easy access to up-to-the-minute information useful for daily life, such as electronic flyers and recipes, in addition to news, weather and other useful information. Besides, NTT Group worked to increase the convenience of its FLET’S Hikari services by expanding “Hikari Portable”, a rental service for mobile Wi-Fi routers that enables various Wi-Fi terminals*1 to be used both within and outside the home, into western Japan. As a result of these efforts, the number of FLET’S Hikari subscriptions reached 14.72 million.

Mobile communications field

NTT Group received the No.1 rating by J.D. Power Asia Pacific in its customer satisfaction study*2. NTT Group also released 18 handset models, including smartphones such as “GALAXY S”, and provided handsets and services that respond to the diverse needs of its customers. As a result, the total number of smartphones sold in the nine-months ended December 31, 2010 has exceeded one million. In addition, on December 24, 2010, NTT Group launched the new “Xi” service using LTE (Long Term Evolution) system, a new mobile phone communication standard featuring high-speed, large-capacity and low-latency transmission capabilities, in Tokyo, Osaka and Nagoya. As a result of these efforts, the number of mobile phone subscriptions reached 57.21 million.

Solutions field

NTT Group worked to provide high value-added solutions tailored to customer industries and business categories by expanding its cloud services, BizXaaS and BizCITY, as well as structuring and providing systems to customers that utilize cloud services. In addition, in order to achieve quick, low-cost system installation, NTT Group launched “Lindacloud”, a vertically-integrated server that has software specific to its intended purposes pre-installed into a power-saving, low-heat emitting, low-noise and environmentally-friendly hardware.

Upper-layer services

NTT Group worked to enhance its video services, including the implementation of a startover function, which allows a viewer to rewind a Hikari TV program in progress and view the program from the beginning. NTT Group also updated the e-Learning English conversation service, “Virtual English School”, and otherwise endeavored to enhance the e-Learning services that take advantage of the strengths of the Internet. In addition, NTT Group launched “NTT Net Settlement”, a settlement platform for e-commerce sites that allows the use of “docomo Mobile Payment” and other types of settlement services provided by NTT Group and others.

Global businesses

By acquiring one-hundred percent ownership of Dimension Data Holdings plc, which has offices in 49 countries around the world, and of Keane International, Inc., which has offices in 11 countries centered on North America, NTT Group has constructed a framework which enables it to provide global one-stop ICT services in Australia, South America, the Middle East and Africa, in addition to Asia, Europe and the United States. Moreover, NTT Group expanded its coverage area for its global VPN service, “Arcstar Global IP-VPN Service”, and also launched an IP service for global internal dialing, a seamless global VoIP (Voice over Internet Protocol) service that utilizes the “Arcstar Global IP-VPN Service”, making NTT Group Japan’s first telecommunications carrier to offer such service.

As a result of these efforts, NTT Group’s consolidated operating revenues for the three-month period ended December 31, 2010 were ¥2,543.6 billion (an increase of 0.6% from the same period of the previous fiscal year), consolidated operating expenses were ¥2,205.3 billion (a decrease of 0.9% from the same period of the previous fiscal year), consolidated operating income was ¥338.4 billion (an increase of 12.3% from the same period of the previous fiscal year), consolidated net income before income taxes was ¥321.2 billion (an increase of 7.7% from the same period of the previous fiscal year), and net income attributable to NTT was ¥143.1 billion (an increase of 4.6% from the same period of the previous fiscal year).

For the nine-month period ended December 31, 2010, NTT Group’s consolidated operating revenues were ¥7,542.7 billion (an increase of 0.2% from the same period of the previous fiscal year). Consolidated operating expenses were ¥6,477.4 billion (a decrease of 1.5% from the same period of the previous fiscal year). As a result, consolidated operating income was ¥1,065.3 billion (an increase of 12.4% from the same period of the previous fiscal year) while consolidated net income before income taxes was ¥1,031.5 billion (an increase of 9.5% from the same period of the previous fiscal year). Consolidated net income attributable to NTT was ¥458.3 billion (an increase of 9.4% from the same period of the previous fiscal year) for the nine-month period ended December 31, 2010.

Note:	NTT Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

(1)	Trademark for certification of connectivity among wireless LAN (Local Area Network) devices.
(2)

J.D. Power Asia Pacific 2010 Japan Mobile Phone Service Customer Satisfaction Index StudySM. Study results were based on responses obtained from 7,500 mobile phone users residing in Japan during the period between late July and late August 2010. www.jdpower.co.jp/.

‚	Segment results

Results by business segment are as follows.

•	Regional telecommunications business segment

Three-Month Period Ended December 31, 2010 (October 1, 2010 – December 31, 2010)

	(Billions of yen)
	Three-Month Period Ended December 31, 2009 (October 1, 2009 – December 31, 2009)	Three-Month Period Ended December 31, 2010 (October 1, 2010 – December 31, 2010)	Change	Percent Change
Operating revenues	976.0	993.7	17.6	1.8%
Operating expenses	945.0	947.9	2.9	0.3%
Operating income	31.0	45.8	14.8	47.6%

Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)

	(Billions of yen)
	Nine-Month Period Ended December 31, 2009 (April 1, 2009 – December 31, 2009)	Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)	Change	Percent Change
Operating revenues	2,913.7	2,929.9	16.2	0.6%
Operating expenses	2,832.0	2,798.3	(33.6)	(1.2%)
Operating income	81.7	131.6	49.9	61.0%

NTT Group’s consolidated operating revenues for the three-month period ended December 31, 2010 were ¥993.7 billion (an increase of 1.8% from the same period of the previous fiscal year). Revenues rose primarily due to an increase in solution services revenues and IP-related revenues attributable to the increase in “FLET’S Hikari” subscriptions, partially offset by a decrease in fixed voice related revenues owing to a decline in fixed-line telephone subscriptions. Consolidated operating expenses were ¥947.9 billion (an increase of 0.3% from the same period of the previous fiscal year) due to, among other factors, an increase in operating expenses, including expenses coupled with an increase in solution services revenues, despite a decrease in personnel expenses resulting from a decline in the number of employees and a decrease in depreciation and amortization. As a result, consolidated operating income in the three-month period ended December 31, 2010 was ¥45.8 billion (an increase of 47.6% from the same period of the previous fiscal year).

For the nine-month period ended December 31, 2010, consolidated operating revenues were ¥2,929.9 billion (an increase of 0.6% from the same period of the previous fiscal year) and consolidated operating expenses were ¥2,798.3 billion (a decrease of 1.2% from the same period of the previous fiscal year). As a result, consolidated operating income for the nine-month period ended December 31, 2010 was ¥131.6 billion (an increase of 61.0% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2010	As of December 31, 2010	Change	Percent Change
FLET’S Hikari(1)	13,251	14,724	1,473	11.1%
NTT East	7,533	8,356	823	10.9%
NTT West	5,718	6,368	650	11.4%
Hikari Denwa(2)	10,142	11,641	1,499	14.8%
NTT East	5,420	6,221	801	14.8%
NTT West	4,722	5,420	699	14.8%

Notes:	(1)	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West.
	(2)	The figures for Hikari Denwa indicate number of channels (in thousands).

•	Long-distance and international communications business segment

Three-Month Period Ended December 31, 2010 (October 1, 2010 – December 31, 2010)

	(Billions of yen)
	Three-Month Period Ended December 31, 2009 (October 1, 2009 – December 31, 2009)	Three-Month Period Ended December 31, 2010 (October 1, 2010 – December 31, 2010)	Change	Percent Change
Operating revenues	307.3	311.9	4.6	1.5%
Operating expenses	282.3	287.8	5.5	1.9%
Operating income	25.0	24.1	(0.9)	(3.5%)

Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)

	(Billions of yen)
	Nine-Month Period Ended December 31, 2009 (April 1, 2009 – December 31, 2009)	Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)	Change	Percent Change
Operating revenues	923.8	924.5	0.7	0.1%
Operating expenses	847.5	858.4	10.8	1.3%
Operating income	76.2	66.1	(10.1)	(13.3%)

Consolidated operating revenues for the three-month period ended December 31, 2010 were ¥311.9 billion (an increase of 1.5% from the same period of the previous fiscal year). This was mainly due to an increase in revenues from corporate solution businesses and from the increase in the number of consolidated subsidiaries, despite a decline in fixed voice related revenues and IP-related revenues. Consolidated operating expenses for the same period increased to ¥287.8 billion (an increase of 1.9% from the same period of the previous fiscal year) due in large part to an increase in personnel expenses and other operating expenses resulting from the increase in the number of consolidated subsidiaries. As a result, consolidated operating income for the three-month period ended December 31, 2010 was ¥24.1 billion (a decrease of 3.5% from the same period of the previous fiscal year).

For the nine-month period ended December 31, 2010, consolidated operating revenues were ¥924.5 billion (an increase of 0.1% from the same period of the previous fiscal year) and consolidated operating expenses were ¥858.4 billion (an increase of 1.3% from the same period of the previous fiscal year). As a result, consolidated operating income for the nine-month period ended December 31, 2010 was ¥66.1 billion (a decrease of 13.3% from the same period of the previous fiscal year).

•	Mobile communications business segment

Three-Month Period Ended December 31, 2010 (October 1, 2010 – December 31, 2010)

	(Billions of yen)
	Three-Month Period Ended December 31, 2009 (October 1, 2009 – December 31, 2009)	Three-Month Period Ended December 31, 2010 (October 1, 2010 – December 31, 2010)	Change	Percent Change
Operating revenues	1,096.6	1,071.0	(25.6)	(2.3%)
Operating expenses	880.6	845.4	(35.2)	(4.0%)
Operating income	216.0	225.6	9.6	4.4%

Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)

	(Billions of yen)
	Nine-Month Period Ended December 31, 2009 (April 1, 2009 – December 31, 2009)	Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)	Change	Percent Change
Operating revenues	3,242.4	3,209.1	(33.2)	(1.0%)
Operating expenses	2,544.1	2,455.0	(89.1)	(3.5%)
Operating income	698.3	754.2	55.9	8.0%

Consolidated operating revenues for the three-month period ended December 31, 2010 decreased to ¥1,071.0 billion (a decrease of 2.3% from the same period of the previous fiscal year) mainly due to a decrease in mobile voice related revenues caused by increased market penetration of the “Value Plan,” and a decrease in handset sales revenues resulting from a fall in wholesale unit prices, despite an increase in packet communications revenues. On the other hand, consolidated operating expenses decreased to ¥845.4 billion (a decrease of 4.0% from the same period of the previous fiscal year) as a result of a decrease in revenue-driven expenses, network-related expenses and others. As a result, consolidated operating income for the three-month period ended December 31, 2010 was ¥225.6 billion (an increase of 4.4% from the same period of the previous fiscal year).

For the nine-month period ended December 31 2010, consolidated operating revenues were ¥3,209.1 billion (a decrease of 1.0% from the same period of the previous fiscal year) and consolidated operating expenses were ¥2,455.0 billion (a decrease of 3.5% from the previous fiscal year). As a result, consolidated operating income for the nine-month period ended December 31, 2010 was ¥754.2 billion (an increase of 8.0% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2010	As of December 31, 2010	Change	Percent Change
Mobile phone services	56,082	57,210	1,128	2.0%
FOMA services	53,203	55,572	2,369	4.5%
mova services	2,879	1,636	(1,242)	(43.2%)
Xi services	—	1	—	—
i-mode services	48,992	48,530	(462)	(0.9%)

Notes:

(1)	The numbers for Mobile phone services subscriptions, FOMA services subscriptions, mova services subscriptions and Xi services subscriptions include communications module service subscriptions.
(2)	Effective March 3, 2008, FOMA services subscriptions became mandatory for subscriptions to “2in1” services. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Mobile phone services subscriptions and FOMA services subscriptions.
(3)	The number of subscriptions for i-mode services represents the combined total of FOMA and mova services subscriptions.

•	Data communications business segment

Three-Month Period Ended December 31, 2010 (October 1, 2010 – December 31, 2010)

	(Billions of yen)
	Three-Month Period Ended December 31, 2009 (October 1, 2009 – December 31, 2009)	Three-Month Period Ended December 31, 2010 (October 1, 2010 – December 31, 2010)	Change	Percent Change
Operating revenues	263.9	280.8	16.9	6.4%
Operating expenses	247.8	259.2	11.4	4.6%
Operating income	16.1	21.6	5.5	34.0%

Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)

	(Billions of yen)
	Nine-Month Period Ended December 31, 2009 (April 1, 2009 – December 31, 2009)	Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)	Change	Percent Change
Operating revenues	798.2	816.6	18.4	2.3%
Operating expenses	745.2	768.4	23.3	3.1%
Operating income	53.0	48.2	(4.8)	(9.1%)

Consolidated operating revenues for the three-month period ended December 31, 2010 were ¥280.8 billion (an increase of 6.4% from the same period of the previous fiscal year) owing to the impact of a large-scale business transaction completed during the quarter and the increase in the number of consolidated subsidiaries. On the other hand, consolidated operating expenses for the three-month period ended December 31, 2010 were ¥259.2 billion (an increase of 4.6% from the same period of the previous fiscal year) due to an increase in expenses resulting from the increase in the number of consolidated subsidiaries and other factors. As a result, consolidated operating income for the three-month period ended December 31, 2010 was ¥21.6 billion (an increase of 34.0% from the same period of the previous fiscal year).

For the nine-month period ended December 31, 2010, consolidated operating revenues were ¥816.6 billion (an increase of 2.3% from the same period of the previous fiscal year) and consolidated operating expenses were ¥768.4 billion (an increase of 3.1% from the same period of the previous fiscal year). As a result, consolidated operating income for the nine-month period ended December 31, 2010 was ¥48.2 billion (a decrease of 9.1% from the same period of the previous fiscal year).

•	Other segments

Three-Month Period Ended December 31, 2010 (October 1, 2010 – December 31, 2010)

	(Billions of yen)
	Three-Month Period Ended December 31, 2009 (October 1, 2009 – December 31, 2009)	Three-Month Period Ended December 31, 2010 (October 1, 2010 – December 31, 2010)	Change	Percent Change
Operating revenues	263.6	268.9	5.3	2.0%
Operating expenses	256.9	253.9	(3.0)	(1.2%)
Operating income	6.7	15.0	8.3	124.5%

Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)

	(Billions of yen)
	Nine-Month Period Ended December 31, 2009 (April 1, 2009 – December 31, 2009)	Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)	Change	Percent Change
Operating revenues	788.9	782.2	(6.8)	(0.9%)
Operating expenses	775.4	741.1	(34.3)	(4.4%)
Operating income	13.5	41.1	27.5	203.5%

Despite a decrease in revenues from the real estate business, consolidated operating revenues for the three-month period ended December 31, 2010 were ¥268.9 billion (an increase of 2.0% from the same period of the previous fiscal year) due to an increase in revenues from the construction and power business and the system development business. Consolidated operating expenses were ¥253.9 billion (a decrease of 1.2% from the same period of the previous fiscal year) due to lower loan loss expenses in the finance business. As a result, consolidated operating income for the three-month period ended December 31, 2010 was ¥15.0 billion (an increase of 124.5% from the same period of the previous fiscal year).

For the nine-month period ended December 31, 2010, consolidated operating revenues were ¥782.2 billion (a decrease of 0.9% from the same period of the previous fiscal year) and consolidated operating expenses were ¥741.1 billion (a decrease of 4.4% from the same period of the previous fiscal year). As a result, consolidated operating income for the nine-month period ended December 31, 2010 was ¥41.1 billion (an increase of 203.5% from the same period of the previous fiscal year).

(2) Qualitative Information relating to Consolidated Financial Standing

Consolidated cash flows from operating activities for the nine-month period ended December 31, 2010 were ¥1,733.4 billion (an increase of ¥81.4 billion (4.9%) in cash flows compared to the same period of the previous fiscal year). This was due to the effect of the increase in net income for the quarter and other factors.

Consolidated cash flows from investing activities showed outlays of ¥1,785.4 billion (an increase of ¥153.2 billion (9.4%) compared to the same period of the previous fiscal year). This was due in part to the increase in non-current investments, such as equity participation, despite the decrease in expenditures for capital investment.

Consolidated cash flows from financing activities showed outlays of ¥37.5 billion (a decrease of ¥359.9 billion (90.6%) compared to the same period of the previous fiscal year). This resulted from an increase in revenues due to an increase in long-term debt, a decrease in outlays for payments for long-term debt and other factors.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of December 31, 2010 were ¥818.2 billion, a decrease of ¥92.9 billion (10.2%) from the end of the previous fiscal year.

	(Billions of yen)
	Nine-Month Period Ended December 31, 2009 (April 1, 2009 – December 31, 2009)	Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)	Change	Percent Change
Cash flows from operating activities	1,652.0	1,733.4	81.4	4.9%
Cash flows from investing activities	(1,632.3)	(1,785.4)	(153.2)	(9.4%)
Cash flows from financing activities	(397.5)	(37.5)	359.9	90.6%

(3) Qualitative Information Relating to Consolidated Results Forecasts

There has been no change in the consolidated results forecasts since those announced on November 9, 2010. For assumptions used in these results forecasts and other related matters, please see page 26.

2. Others

(1)	Change in significant consolidated subsidiaries during the three months ended December 31, 2010, which resulted in changes in the scope of consolidation : None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

Accounting for Transfers of Financial Assets

Effective April 1, 2010, NTT Group adopted Accounting Standards Update (“ASU”) 2009-16 “Accounting for Transfers of Financial Assets” issued by Financial Accounting Standards Board (“FASB”) in December 2009. This ASU eliminates the concept and associated guidance of a “qualifying special-purpose entity,” creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This ASU also provides for transfers that occurred before and after its effective date. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”).

Effective April 1, 2010, NTT Group adopted ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”)” issued by FASB in December 2009. This ASU prescribes the change in approach for determining VIE’s primary beneficiaries (the reporting entities that must consolidate the VIE) and requires companies to reassess more frequently whether they must consolidate VIE. The adoption of this ASU had an impact on the accounting for consolidated VIE, however, the adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2010	December 31, 2010	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥911,062	¥818,194	¥(92,868)
Short-term investments	382,227	395,416	13,189
Notes and accounts receivable, trade	1,948,467	2,182,851	234,384
Allowance for doubtful accounts	(41,092)	(47,049)	(5,957)
Inventories	278,869	383,111	104,242
Prepaid expenses and other current assets	508,373	629,942	121,569
Deferred income taxes	257,793	231,567	(26,226)

Total current assets	4,245,699	4,594,032	348,333

Property, plant and equipment:
Telecommunications equipment	14,708,053	14,718,332	10,279
Telecommunications service lines	14,285,962	14,457,201	171,239
Buildings and structures	5,789,511	5,828,101	38,590
Machinery, vessels and tools	1,790,366	1,825,263	34,897
Land	1,122,797	1,132,220	9,423
Construction in progress	269,149	285,901	16,752

	37,965,838	38,247,018	281,180
Accumulated depreciation	(27,908,292)	(28,397,197)	(488,905)

Net property, plant and equipment	10,057,546	9,849,821	(207,725)

Investments and other assets:
Investments in affiliated companies	634,950	601,490	(33,460)
Marketable securities and other investments	301,270	289,737	(11,533)
Goodwill	499,830	806,479	306,649
Other intangibles	1,453,941	1,485,579	31,638
Other assets	916,884	890,915	(25,969)
Deferred income taxes	828,935	860,647	31,712

Total investments and other assets	4,635,810	4,934,847	299,037

Total assets	¥18,939,055	¥19,378,700	¥439,645

	Millions of yen
	March 31, 2010	December 31, 2010	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥310,597	¥328,063	¥17,466
Current portion of long-term debt	781,323	1,094,845	313,522
Accounts payable, trade	1,301,944	1,141,224	(160,720)
Accrued payroll	442,295	361,605	(80,690)
Accrued interest	11,309	12,021	712
Accrued taxes on income	258,178	148,338	(109,840)
Accrued consumption tax	33,433	55,188	21,755
Advances received	152,619	189,609	36,990
Deposit received	85,377	110,374	24,997
Other	211,235	257,271	46,036

	3,588,310	3,698,538	110,228

Long-term liabilities:
Long-term debt	3,376,669	3,292,729	(83,940)
Obligations under capital leases	41,032	33,637	(7,395)
Liability for employees’ retirement benefits	1,447,781	1,476,914	29,133
Other	714,384	773,086	58,702

Total long-term liabilities	5,579,866	5,576,366	(3,500)

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,838,927	2,832,418	(6,509)
Retained earnings	5,406,726	5,104,313	(302,413)
Accumulated other comprehensive income (loss)	(189,606)	(222,532)	(32,926)
Treasury stock, at cost	(1,205,844)	(603,096)	602,748

Total NTT shareholders’ equity	7,788,153	8,049,053	260,900

Noncontrolling interests	1,982,726	2,054,743	72,017

Total equity	9,770,879	10,103,796	332,917

Total liabilities and equity	¥18,939,055	¥19,378,700	¥439,645

(2) Consolidated Statements of Income

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2009	2010	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥1,780,912	¥1,646,527	¥(134,385)
Mobile voice related services	1,642,412	1,557,603	(84,809)
IP / packet communications services	2,316,395	2,487,683	171,288
Sale of telecommunication equipment	447,335	424,198	(23,137)
System integration	849,851	882,721	32,870
Other	488,759	543,961	55,202

	7,525,664	7,542,693	17,029

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,777,554	1,788,769	11,215
Cost of equipment sold (exclusive of items shown separately below)	578,488	553,173	(25,315)
Cost of system integration (exclusive of items shown separately below)	542,130	567,032	24,902
Depreciation and amortization	1,500,533	1,457,744	(42,789)
Impairment loss	547	698	151
Selling, general and administrative expenses	2,178,325	2,109,960	(68,365)

	6,577,577	6,477,376	(100,201)

Operating income (loss)	948,087	1,065,317	117,230

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(42,392)	(40,380)	2,012
Interest income	18,565	16,109	(2,456)
Other, net	17,593	(9,525)	(27,118)

	(6,234)	(33,796)	(27,562)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	941,853	1,031,521	89,668

Income tax expense (benefit):
Current	406,002	397,712	(8,290)
Deferred	(31,857)	13,530	45,387

	374,145	411,242	37,097

Income (loss) before equity in earnings (losses) of affiliated companies	567,708	620,279	52,571

Equity in earnings (losses) of affiliated companies	8,962	5,430	(3,532)

Net income (loss)	576,670	625,709	49,039

Less – Net income attributable to noncontrolling interests	(157,672)	(167,375)	(9,703)

Net income (loss) attributable to NTT	¥418,998	¥458,334	¥39,336

Summary of total comprehensive income (loss):
Net income (loss)	¥576,670	¥625,709	¥49,039
Other comprehensive income (loss)	10,571	(43,906)	(54,477)
Comprehensive income (loss)	587,241	581,803	(5,438)
Less – Comprehensive income attributable to noncontrolling interests	(157,950)	(156,395)	1,555

Comprehensive income (loss) attributable to NTT	¥429,291	¥425,408	¥(3,883)

	Shares or yen
	2009	2010
Per share of common stock:
Weighted average number of shares outstanding	1,323,281,503	1,323,184,430
Net income (loss) attributable to NTT	¥316.64	¥346.39

THREE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2009	2010	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥586,478	¥544,840	¥(41,638)
Mobile voice related services	557,806	515,983	(41,823)
IP / packet communications services	780,441	840,163	59,722
Sale of telecommunication equipment	151,639	142,229	(9,410)
System integration	282,789	310,217	27,428
Other	168,403	190,194	21,791

	2,527,556	2,543,626	16,070

Operating expenses:
Cost of services (exclusive of items shown separately below)	599,810	608,790	8,980
Cost of equipment sold (exclusive of items shown separately below)	191,171	186,242	(4,929)
Cost of system integration (exclusive of items shown separately below)	180,742	200,287	19,545
Depreciation and amortization	503,541	493,368	(10,173)
Impairment loss	47	354	307
Selling, general and administrative expenses	750,928	716,226	(34,702)

	2,226,239	2,205,267	(20,972)

Operating income (loss)	301,317	338,359	37,042

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(13,581)	(13,424)	157
Interest income	6,275	5,230	(1,045)
Other, net	4,252	(8,939)	(13,191)

	(3,054)	(17,133)	(14,079)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	298,263	321,226	22,963

Income tax expense (benefit):
Current	114,992	123,497	8,505
Deferred	(612)	7,004	7,616

	114,380	130,501	16,121

Income (loss) before equity in earnings (losses) of affiliated companies	183,883	190,725	6,842

Equity in earnings (losses) of affiliated companies	4,244	4,577	333

Net income (loss)	188,127	195,302	7,175

Less – Net income attributable to noncontrolling interests	(51,373)	(52,204)	(831)

Net income (loss) attributable to NTT	¥136,754	¥143,098	¥6,344

Summary of total comprehensive income (loss):
Net income (loss)	¥188,127	¥195,302	¥7,175
Other comprehensive income (loss)	(32,935)	(3,010)	29,295
Comprehensive income (loss)	155,192	192,292	37,100
Less – Comprehensive income attributable to noncontrolling interests	(41,719)	(52,286)	(10,567)

Comprehensive income (loss) attributable to NTT	¥113,473	¥140,006	¥26,533

	Shares or yen
	2009	2010
Per share of common stock:
Weighted average number of shares outstanding	1,323,279,372	1,323,176,101
Net income (loss) attributable to NTT	¥103.34	¥108.15

(3) Consolidated Statements of Cash Flows

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2009	2010	Increase (Decrease)
Cash flows from operating activities:
Net income (loss)	¥576,670	¥625,709	¥49,039
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	1,500,533	1,457,744	(42,789)
Impairment loss	547	698	151
Deferred taxes	(31,857)	13,530	45,387
Loss on disposal of property, plant and equipment	67,614	56,157	(11,457)
Equity in (earnings) losses of affiliated companies	(8,962)	(5,430)	3,532
(Increase) decrease in notes and accounts receivable, trade	(49,583)	(83,079)	(33,496)
(Increase) decrease in inventories	(70,109)	(83,094)	(12,985)
(Increase) decrease in other current assets	(62,392)	(96,796)	(34,404)
Increase (decrease) in accounts payable, trade and accrued payroll	(272,670)	(197,255)	75,415
Increase (decrease) in accrued consumption tax	18,035	17,781	(254)
Increase (decrease) in accrued interest	457	670	213
Increase (decrease) in advances received	6,322	9,505	3,183
Increase (decrease) in accrued taxes on income	(138,259)	(116,232)	22,027
Increase (decrease) in other current liabilities	18,722	18,869	147
Increase (decrease) in liability for employees’ retirement benefits	64,576	26,058	(38,518)
Increase (decrease) in other long-term liabilities	92,589	54,905	(37,684)
Other	(60,252)	33,635	93,887

Net cash provided by (used in) operating activities	¥1,651,981	¥1,733,375	¥81,394

	Millions of yen
	2009	2010	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,066,954)	¥(1,060,902)	¥6,052
Proceeds from sale of property, plant and equipment	20,362	10,602	(9,760)
Payments for purchase of non-current investments	(74,718)	(408,096)	(333,378)
Proceeds from sale and redemption of non-current investments	15,267	20,077	4,810
Payments for purchase of short-term investments	(154,742)	(761,140)	(606,398)
Proceeds from redemption of short-term investments	48,906	749,011	700,105
Acquisition of intangibles and other assets	(420,385)	(334,971)	85,414

Net cash provided by (used in) investing activities	(1,632,264)	(1,785,419)	(153,155)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	428,147	549,503	121,356
Payments for settlement of long-term debt	(477,969)	(322,176)	155,793
Proceeds from issuance of short-term debt	2,805,169	2,073,959	(731,210)
Payments for settlement of short-term debt	(2,729,265)	(2,056,219)	673,046
Dividends paid	(152,177)	(158,783)	(6,606)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(199)	(185)	14
Acquisition of treasury stocks by subsidiary	(20,177)	(9,550)	10,627
Other	(250,986)	(114,096)	136,890

Net cash provided by (used in) financing activities	(397,457)	(37,547)	359,910

Effect of exchange rate changes on cash and cash equivalents	(120)	(3,277)	(3,157)

Net increase (decrease) in cash and cash equivalents	(377,860)	(92,868)	284,992
Cash and cash equivalents at beginning of period	1,052,777	911,062	(141,715)

Cash and cash equivalents at end of period	¥674,917	¥818,194	¥143,277

Cash paid during the period for:
Interest	¥41,933	¥39,764	¥(2,169)
Income taxes, net	¥510,568	¥516,917	¥6,349

(4) Going Concern Assumption

None

(5) Business Segments

NINE-MONTH PERIOD ENDED DECEMBER 31

1. Sales and operating revenues

	(Millions of yen)
	Nine months ended December 31, 2009	Nine months ended December 31, 2010	Increase (Decrease)
Regional communications business
Customers	2,531,004	2,564,030	33,026
Intersegment	382,699	365,887	(16,812)

Total	2,913,703	2,929,917	16,214
Long-distance and international communications business
Customers	844,295	845,834	1,539
Intersegment	79,459	78,649	(810)

Total	923,754	924,483	729
Mobile communications business
Customers	3,208,096	3,176,850	(31,246)
Intersegment	34,268	32,279	(1,989)

Total	3,242,364	3,209,129	(33,235)
Data communications business
Customers	711,816	722,762	10,946
Intersegment	86,344	93,820	7,476

Total	798,160	816,582	18,422
Other
Customers	230,453	233,217	2,764
Intersegment	558,474	548,949	(9,525)

Total	788,927	782,166	(6,761)
Elimination	(1,141,244)	(1,119,584)	21,660

Consolidated total	7,525,664	7,542,693	17,029

2. Segment profit or loss

	(Millions of yen)
	Nine months ended December 31, 2009	Nine months ended December 31, 2010	Increase (Decrease)
Operating income (loss)
Regional communications business	81,741	131,599	49,858
Long-distance and international communications business	76,238	66,121	(10,117)
Mobile communications business	698,306	754,156	55,850
Data communications business	52,991	48,160	(4,831)
Other	13,527	41,051	27,524

Total	922,803	1,041,087	118,284
Elimination	25,284	24,230	(1,054)

Consolidated total	948,087	1,065,317	117,230

THREE-MONTH PERIOD ENDED DECEMBER 31

1. Sales and operating revenues

	(Millions of yen)
	Three months ended December 31, 2009	Three months ended December 31, 2010	Increase (Decrease)
Regional communications business
Customers	848,687	870,564	21,877
Intersegment	127,353	123,119	(4,234)

Total	976,040	993,683	17,643
Long-distance and international communications business
Customers	280,243	284,094	3,851
Intersegment	27,047	27,810	763

Total	307,290	311,904	4,614
Mobile communications business
Customers	1,084,583	1,059,977	(24,606)
Intersegment	11,974	11,000	(974)

Total	1,096,557	1,070,977	(25,580)
Data communications business
Customers	235,772	250,857	15,085
Intersegment	28,102	29,923	1,821

Total	263,874	280,780	16,906
Other
Customers	78,271	78,134	(137)
Intersegment	185,310	190,743	5,433

Total	263,581	268,877	5,296
Elimination	(379,786)	(382,595)	(2,809)

Consolidated total	2,527,556	2,543,626	16,070

2. Segment profit or loss

	(Millions of yen)
	Three months ended December 31, 2009	Three months ended December 31, 2010	Increase (Decrease)
Operating income (loss)
Regional communications business	31,043	45,810	14,767
Long-distance and international communications business	25,002	24,136	(866)
Mobile communications business	215,981	225,584	9,603
Data communications business	16,118	21,592	5,474
Other	6,666	14,962	8,296

Total	294,810	332,084	37,274
Elimination	6,507	6,275	(232)

Consolidated total	301,317	338,359	37,042

(6) NTT Shareholders’ Equity

Cancellation of Treasury Stock

On May 14, 2010, the board of directors adopted the basic policy on cancellation of treasury stock. Pursuant to this policy, all treasury stock owned by NTT as of March 31, 2010 (250,923,665 shares) will be cancelled over two fiscal years. One-half of the treasury stock will be cancelled during the 2010 calendar year and the remainder of the treasury stock will be cancelled during the fiscal year ending March 31, 2012.

On November 9, 2010, the board of directors resolved that NTT will cancel 125,461,833 shares held as treasury stock and on November 15, 2010 NTT cancelled these shares. As a result of this cancellation, “Additional paid-in capital” and “Retained earnings” decreased by ¥928 million and ¥601,964 million, respectively.

Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 24, 2010
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥79,392 million
Cash dividends per share	¥60
Date of record	March 31, 2010
Date of payment	June 25, 2010

Resolution	The Board of Directors’ meeting on November 9, 2010
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥79,391 million
Cash dividends per share	¥60
Date of record	September 30, 2010
Date of payment	December 13, 2010

Significant Changes in NTT Shareholders’ Equity

None

(7) Subsequent events

Bond Issue

On December 10, 2010, the board of directors resolved that NTT may raise up to ¥190 billion by issuing bonds or incurring long-term borrowings during the period from January 1 to March 31, 2011. Based on this resolution, NTT issued bonds as follows:

Series 60 Nippon Telegraph and Telephone straight bonds
Date of payment	January 26, 2011
Issue amount	¥70 billion
Issue price	¥99.93 per ¥100
Interest rate	1.31%
Date of maturity	December 18, 2020
Use of proceeds	Appropriated as working capital due to the decrease in cash reserves resulting from NTT’s settlement of the cash offer for Dimension Data’s shares

The Repurchase of Shares by NTT DOCOMO

In January 2011, NTT DOCOMO repurchased a total of 115,986 shares for ¥16,831 million. As a result, NTT’s interest in NTT DOCOMO increased from 66.5% to 66.7%. NTT plans to record the resulting increase in interest as “Additional paid-in capital” in the consolidated balance sheet as of March 31, 2011.

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2010	December 31, 2010	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	10,566	15,336	4,770
Accounts receivable, trade	3,096	104	(2,992)
Supplies	241	282	40
Subsidiary deposits	122,513	106,852	(15,661)
Other	392,958	567,045	174,086

Total current assets	529,377	689,621	160,244

Fixed assets:
Property, plant and equipment	184,327	177,062	(7,264)
Intangible fixed assets	54,148	46,187	(7,961)
Investments and other assets
Investments in subsidiaries and affiliated companies	4,794,219	5,074,105	279,885
Long-term loans receivable to subsidiaries	1,869,655	1,651,285	(218,370)
Other	46,061	43,802	(2,258)

Total investments and other assets	6,709,936	6,769,192	59,256

Total fixed assets	6,948,412	6,992,442	44,030

TOTAL ASSETS	7,477,789	7,682,064	204,274

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

	Millions of yen
	March 31, 2010	December 31, 2010	Increase (Decrease)
LIABILITIES
Current liabilities:
Accounts payable, trade	459	164	(295)
Current portion of corporate bonds	230,000	457,902	227,902
Current portion of long-term borrowings	181,104	92,172	(88,932)
Accrued taxes on income	36,165	17,489	(18,675)
Deposit received from subsidiaries	60,540	84,031	23,490
Asset retirement obligations	—	256	256
Other	39,481	32,132	(7,348)

Total current liabilities	547,751	684,149	136,398

Long-term liabilities:
Corporate bonds	1,341,019	1,113,226	(227,792)
Long-term borrowings	627,770	847,350	219,580
Liability for employees’ retirement benefits	28,096	29,816	1,720
Asset retirement obligations	—	1,165	1,165
Other	1,423	1,395	(28)

Total long-term liabilities	1,998,309	1,992,954	(5,355)

TOTAL LIABILITIES	2,546,060	2,677,104	131,043

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950	—
Capital surplus	2,673,794	2,672,826	(968)
Earned surplus	2,523,050	1,995,924	(527,126)
Treasury stock	(1,205,843)	(603,096)	602,747

Total shareholders’ equity	4,928,951	5,003,603	74,652

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	2,777	1,356	(1,421)

Total unrealized gains (losses), translation adjustments, and others	2,777	1,356	(1,421)

TOTAL NET ASSETS	4,931,728	5,004,960	73,231

TOTAL LIABILITIES AND NET ASSETS	7,477,789	7,682,064	204,274

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

NINE-MONTH PERIOD ENDED DECEMBER 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2009	2010	Increase (Decrease)
Operating revenues	335,220	347,468	12,248
Operating expenses	111,366	107,065	(4,301)

Operating income	223,854	240,403	16,549

Non-operating revenues:
Interest income	25,023	22,872	(2,150)
Lease and rental income	8,896	9,191	295
Miscellaneous income	2,224	1,636	(587)

Total non-operating revenues	36,144	33,700	(2,443)

Non-operating expenses:
Interest expenses	8,889	8,046	(843)
Corporate bond interest expenses	18,505	17,394	(1,110)
Exchange losses	0	8,626	8,626
Miscellaneous expenses	7,971	5,042	(2,928)

Total non-operating expenses	35,366	39,109	3,743

Recurring profit	224,631	234,994	10,362

Special losses	—	757	757

Income before income taxes	224,631	234,237	9,605

Income taxes	2,811	617	(2,194)

Net income	221,820	233,620	11,799

(Reference) Major components of operating revenues
Dividends received	217,852	233,103	15,250
Revenues from group management	13,762	14,362	600
Revenues from basic R&D	95,249	92,999	(2,250)

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

THREE-MONTH PERIOD ENDED DECEMBER 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2009	2010	Increase (Decrease)
Operating revenues	116,773	116,453	(320)
Operating expenses	37,492	36,041	(1,451)

Operating income	79,280	80,411	1,131

Non-operating revenues:
Interest income	8,245	7,582	(662)
Lease and rental income	3,081	3,087	6
Miscellaneous income	185	123	(61)

Total non-operating revenues	11,511	10,793	(718)

Non-operating expenses:
Interest expenses	2,823	2,791	(32)
Corporate bond interest expenses	6,193	5,850	(342)
Miscellaneous expenses	3,879	3,986	107

Total non-operating expenses	12,896	12,628	(267)

Recurring profit	77,896	78,576	680

Income before income taxes	77,896	78,576	680

Income taxes	720	256	(464)

Net income	77,175	78,320	1,144

(Reference) Major components of operating revenues
Dividends received	77,892	77,857	(34)
Revenues from group management	4,587	4,787	199
Revenues from basic R&D	31,749	30,999	(750)

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(3) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE-MONTH PERIOD ENDED DECEMBER 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2009	2010	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	224,631	234,237	9,605
Depreciation and amortization	35,114	34,247	(867)
Loss on disposal of property, plant and equipment	626	624	(2)
Dividends received	(217,852)	(233,103)	(15,250)
Increase (decrease) in liability for employees’ retirement benefits	1,842	1,720	(122)
(Increase) decrease in accounts receivable	(9,326)	(28,086)	(18,759)
Increase (decrease) in accounts payable and accrued expenses	(28,388)	(4,752)	23,635
Increase (decrease) in accrued consumption tax	605	692	86
(Increase) decrease in other current assets	(7,087)	(4,209)	2,877
(Increase) decrease in subsidiary deposits	(16,000)	(14,000)	2,000
Increase (decrease) in deposit received from subsidiaries	(33,789)	23,490	57,280
Other	6,885	11,606	4,720

Sub-total	(42,737)	22,467	65,204

Interest and dividends received	242,650	255,031	12,381
Interest paid	(26,901)	(23,900)	3,001
Income taxes received (paid)	36,495	4,884	(31,611)

Net cash provided by (used in) operating activities	209,506	258,482	48,976

Cash flows from investing activities:
Payments for property, plant and equipment	(25,516)	(27,645)	(2,129)
Payments for purchase of investment securities	(1,474)	(285,665)	(284,191)
Proceeds from sale of investment securities	971	3,827	2,855
Payments for long-term loans	(340,000)	(70,000)	270,000
Proceeds from long-term loans receivable	374,512	114,352	(260,160)
(Increase) decrease in long-term subsidiary deposits	—	35,000	35,000
Other	280	(4,535)	(4,815)

Net cash provided by (used in) investing activities	8,773	(234,667)	(243,441)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	309,966	280,000	(29,966)
Payments for settlement of long-term debt	(374,512)	(149,352)	225,160
Payments for settlement of lease obligations	(79)	(34)	44
Dividends paid	(152,177)	(158,782)	(6,605)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(198)	(184)	13

Net cash provided by (used in) financing activities	(217,000)	(28,353)	188,647

Net increase (decrease) in cash and cash equivalents	1,279	(4,537)	(5,817)

Cash and cash equivalents at beginning of period	94,208	121,157	26,949

Cash and cash equivalents at end of period	95,487	116,619	21,132

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

February 4, 2011

NTT’s Shares and Shareholders (as of December 31, 2010)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit =100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	320	81	8,038	1,119	981	952,789	963,332	—
Total Shares (Units)	5,305,885	2,138,657	47,479	172,007	3,254,091	7,487	3,542,820	14,468,426	1,816,467
%	36.67	14.78	0.33	1.19	22.49	0.05	24.49	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 1,255,115 units of treasury stock, and “Shares Representing Less Than One Unit” includes 97 shares of treasury stock. 125,511,597 shares of treasury stock represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of December 31, 2010 was 125,511,297.
(2)	“Other Domestic Corporations” includes 164 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who only own shares representing less than one unit is 229,568.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit =100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	416	187	944	1,079	26,074	61,360	873,272	963,332	—
%	0.04	0.02	0.10	0.11	2.71	6.37	90.65	100.00	—
Total Shares (Units)	11,949,351	135,097	195,722	69,827	400,145	371,927	1,346,357	14,468,426	1,816,467
%	82.59	0.93	1.35	0.48	2.77	2.57	9.31	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 1,255,115 units of treasury stock, and “Shares Representing Less Than One Unit” includes 97 shares of treasury stock.
(2)	“At Least 100 Units” includes 164 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	530,568	36.62
Japan Trustee Services Bank, Ltd. (Trust Account)	54,129	3.74
The Master Trust Bank of Japan, Ltd. (Trust Account)	38,324	2.65
Moxley and Company	32,028	2.21
Japan Trustee Services Bank, Ltd. (Trust Account 9)	17,301	1.19
SSBT OD05 Omnibus Account – Treaty Clients	14,569	1.01
State Street Bank and Trust Company 505225	12,342	0.85
NTT Employee Share-Holding Association	12,261	0.85
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	10,203	0.70
Government of Singapore Investment Corporation Pte Ltd Account “C”	9,174	0.63

Total	730,904	50.45

Note: The Company’s holdings of treasury stock (125,511,297 shares) are not included in the above table.

Financial Results for the Nine Months Ended December 31, 2010

February 4, 2011

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “3Q” in this material represents the 9-month period beginning on April 1 and ending on December 31.

—1— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2010/3Q Highlights and Forecasts

FY2010/3Q Highlights

Operating Revenues increased by 17.0 billion yen from FY2009/3Q.

Operating Income increased by 117.2 billion yen from FY2009/3Q, and progressed in accordance with the Revised Forecasts.

FY2010 Revised Forecasts

No change has been made to the Revised Forecasts for FY2010 (disclosed in Nov. 2010).

(Billions of yen)

FY2010% progress

FY2010/3Q Revised Forecasts compared to

FY2009/3Q (Disclosed in Nov. 2010) FY2010

Revised

Change Change

[%] Forecasts

year-on-year year-on-year

Operating

Revenues 7,542.7 +17.0 +0.2% 7,525.7 10,140.0 (41.4) 74.4%

Operating

Expenses 6,477.4 (100.2) (1.5)% 6,577.6 8, 960.0 (103.7) 72.3%

Operating 1,065.3 +117.2 +12.4% 948.1 1,180.0 +62.3 90.3%

Income

Net Income 458.3 +39.3 +9.4% 419.0 500.0 +7.7 91.7%

Net income represents net income attributable to NTT, excluding noncontrolling interests.

—2— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2010/3Q Contributing Factors by Segment

NTT

Operating Revenues [year-on-year : +17.0]

(Billions of yen)

7,525.7
FY2009/3Q
+16.2
Regional communications business
+0.7
Long distance and international communications business
(33.2)
Mobile communications business
+18.4
Data communications business
(6.8)
Other business
+21.7
Elimination of intersegment/Others
7,542.7
FY2010/3Q

Operating Expenses [year-on-year : (100.2)]

6,577.6
FY2009/3Q
(33.6)
Regional communications business
+10.8
Long distance and international communications business
(89.1)
Mobile communications business
+23.3
Data communications business
(34.3)
Other business
+22.7
Elimination of intersegment/Others
6,477.4
FY2010/3Q

Operating Income [year-on-year : +117.2]

FY2009/3Q	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/ Others	FY2010/3Q
948.1	+49.9	(10.1)	+55.9	(4.8)	+27.5	(1.1)	1,065.3

—3—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Consolidated FY2010/3Q Results and Forecasts Contributing (U.S. GAAP) Factors by Segment

Regional communications business: Increase in revenues and income due to an increase in IP services and system integration revenues, and a reduction in personnel expenses.

Long distance and international communications business: Decrease in income due to a fall in voice transmission services revenues, despite the improved profitability of subsidiary companies.

Mobile communications business: Increase in income due to a decrease in expenses for purchase of goods and services and other expenses, such as equipment sales expenses.

Data communications business: Increase in revenues due to the increase in the number of consolidated subsidiaries, but decrease in income due to the effect of unprofitable transactions in the first half of the fiscal year.

Operating [year-on-year +17.0] (Billions of yen) Elimination of Revenues Other intersegment/Others

+0.7 business

+16.2 (33.2) +18.4 (6.8) +21.7

7,525.7 Regional Long distance 7,542.7 communications and international Mobile Data business communications communications communications business business business

FY2009/3Q FY2010/3Q

Operating Expenses [year-on-year (100.2)] Mobile communications Data

(33.6) business communications Other Elimination of 6,577.6 +10.8 business business intersegment/Others Regional Long distance and (89.1) +23.3 communications (34.3) +22.7 6,477.4 international business communications business

FY2009/3Q FY2010/3Q

Operating Income [year-on-year+117.2]

Regional Long distance and Mobile Data Other business Elimination of

FY2009/3Q communications international communications communications intersegment/ FY2010/3Q business communications business business Others business

948.1 +49.9 (10.1) +55.9 (4.8) +27.5 (1.1) 1,065.3

—3— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

NTT

(Billions of yen)

FY2010/3Q
FY2010E
Operating Revenues
1,425.3
+13.3
+0.9%
Voice Transmission Services (57.7)
IP Services +62.5
Others +8.5
Progress 74.0%
1,438.7
FY2009/3Q
FY2010/3Q
1,928.6
+16.3
+0.8%
Voice Transmission Services (77.1)
IP Services +78.4
Others +15.0
1,945.0
FY2009
FY2010E
Operating Expenses
1,377.6
(11.6)
(0.8)%
Personnel expenses (7.5)
Expenses for purchase of goods and services and other expenses (2.8)
Depreciation expenses and loss on disposal of assets (1.2)
Progress 72.7%
1,366.0
FY2009/3Q
FY2010/3Q
1,881.0
(1.0)
(0.1)%
Personnel expenses (11.4)
Expenses for purchase of goods and services and other expenses +1.1
Depreciation expenses and loss on disposal of assets +9.2
1,880.0
FY2009
FY2010E
Operating Income
47.7
+24.9
+52.3%
Progress 112.0%
72.7
47.6
+17.3
+36.5%
65.0

—4—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

Increases in Operating Revenues and Operating Income due to an increase in revenues from IP Services that offset a decrease in revenues from Voice Transmission Services, among other factors. (Billions of yen)

No change has been made to the Revised Forecasts for FY2010 (disclosed in Nov. 2010).

(Billions of yen)

FY2010/3Q FY2010E

+16.3 Operating Revenues +13.3 Progress +0.8

+0.9 74.0%

1,928.6 Voice Transmission Services (77.1) 1,945.0 Voice Transmission Services (57.7) IP Services +78.4 1,425.3 IP Services +62.5 1,438.7 Others +15.0 Others +8.5

FY2009/3Q FY2010/3Q FY2009 FY2010E

(1.0) Operating (11.6) (0.1) Expenses

(0.8) Progress

72.7%

Personnel expenses (11.4)

1,881.0 Expenses for purchase of goods and 1,880.0 1,377.6 Personnel expenses (7.5) 1,366.0 services and other expenses +1.1 Expenses for purchase of goods and services and other expenses (2.8) Depreciation expenses and loss on disposal of assets +9.2 Depreciation expenses and loss on disposal of assets (1.2)

FY2009/3Q FY2010/3Q FY2009 FY2010E Operating

Income Progress

+24.9 112.0% +17.3

47.7 +52.3 72.7 47.6 +36.5 65.0

—4— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

NTT

(Billions of yen)
FY2010/3Q
FY2010E
Operating Revenues
1,314.1
(9.7)
(0.7)%
Progress 74.4%
1,304.4
Voice Transmission Services (53.5)
IP Services +42.7
Others +1.0
FY2009/3Q
FY2010/3Q
1,780.8
(27.8)
(1.6)%
1,753.0
Voice Transmission Services (68.1)
IP Services +55.4
Others (15.1)
FY2009
FY2010E
Operating Expenses
1,287.9
(34.0)
(2.6)%
Progress 73.1%
1,253.9
Personnel expenses (12.0)
Expenses for purchase of goods and services and other expenses (11.4)
Depreciation expenses and loss on disposal of assets (10.5)
FY2009/3Q
FY2010/3Q
1,762.3
(46.3)
(2.6)%
1,716.0
Personnel expenses (16.7)
Expenses for purchase of goods and services and other expenses (16.3)
Depreciation expenses and loss on disposal of assets (13.2)
FY2009
FY2010E
Operating Income
26.2
+24.2
+92.6%
Progress 136.5%
50.4
18.4
+18.5
+100.3%
37.0

−5−

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

Operating Revenues decreased due to a decrease in Voice Transmission Services revenues that exceeded an increase in revenues from IP Services.

Operating Income increased due to a decrease in expenses for purchase of goods and services and other expenses.

No change has been made to the Revised Forecasts for FY2010 (disclosed in Nov. 2010).

(Billions of yen)

FY2010/3Q FY2010E

Operating (27.8) Revenues (1.6)

(9.7)

(0.7) Progress

74.4%

1,780.8 Voice Transmission Services (68.1) 1,753.0 IP Services +55.4 1,314.1 Voice Transmission Services (53.5) 1,304.4 Others (15.1) IP Services +42.7 Others +1.0

FY2009/3Q FY2010/3Q FY2009 FY2010E

(46.3) Operating Expenses (34.0) (2.6)

(2.6) Progress

73.1%

Personnel expenses (16.7)

Personnel expenses (12.0) 1,762.3 Expenses for purchase of goods and 1,716.0 1,287.9 1,253.9 services and other expenses (16.3) Expenses for purchase of goods Depreciation expenses and loss and services and other expenses (11.4) on disposal of assets (13.2) Depreciation expenses and loss on disposal of assets (10.5)

FY2009/3Q FY2010/3Q FY2009 FY2010E Operating

Income Progress

+24.2 136.5% +18.5

26.2 +92.6 50.4 18.4 +100.3% 37.0

—5— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

(Billions of yen)

FY2010/3Q
FY2010E
Operating Revenues
796.4
(30.8)
(3.9)%
Progress 74.0%
765.6
Voice Transmission Services (21.2)
IP Services (1.6)
Others (8.0)
FY2009/3Q
FY2010/3Q
1,079.2
(44.2)
(4.1)%
1,035.0
Voice Transmission Services (33.9)
IP Services +0.1
Others (10.4)
FY2009
FY2010E
Operating Expenses
718.6
(18.2)
(2.5)%
Progress 73.3%
700.4
Personnel expenses +0.1
Expenses for purchase of goods and services and other expenses (13.6)
Depreciation expenses and loss on disposal of assets (4.7)
FY2009/3Q
FY2010/3Q
981.7
(26.7)
(2.7)%
955.0
Personnel expenses +0.1
Expenses for purchase of goods and services and other expenses (20.8)
Depreciation expenses and loss on disposal of assets (6.0)
FY2009
FY2010E
Operating Income
77.8
(12.6)
(16.2)%
Progress 81.5%
65.2
97.5
(17.5)
(18.0)%
80.0

−6−

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

Decreases in Operating Revenues and Operating Income due to a decrease in revenues from Voice Transmission Services, IP Services, and Solution Services, among other factors.

No change has been made to the Revised Forecasts for FY2010 (disclosed in Nov. 2010).

(Billions of yen)

FY2010/3Q FY2010E

Operating (44.2) Revenues (30.8) (4.1)

(3.9) Progress

74.0%

1,079.2 Voice Transmission Services (33.9) 1,035.0 796.4 765.6 IP Services +0.1 Others (10.4) Voice Transmission Services (21.2) IP Services (1.6) Others (8.0)

FY2009/3Q FY2010/3Q FY2009 FY2010E

(26.7) Operating (2.7) Expenses (18.2)

(2.5) Progress

73.3%

Personnel expenses +0.1

981.7 Expenses for purchase of goods and 955.0 718.6 Personnel expenses +0.1 700.4 services and other expenses (20.8) Expenses for purchase of goods Depreciation expenses and loss and services and other expenses (13.6) Depreciation expenses and loss on disposal of assets (6.0) on disposal of assets (4.7)

FY2009/3Q FY2010/3Q FY2009 FY2010E Operating

Income Progress

(12.6) 81.5% (17.5)

77.8 (16.2) 65.2 97.5 (18.0) 80.0

—6— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Consolidated)

NTT DATA Financial Results

NTT

(Billions of yen)

FY2010/3Q
FY2010E
Operating Revenues
796.6
+17.2
+2.2%
Progress 70.2%
813.9
1,142.9
+17.0
+1.5%
1,160.0
FY2009/3Q
FY2010/3Q
FY2009
FY2010E
Operating Expenses
746.4
+21.5
+2.9%
Progress 70.8%
768.0
1,061.2
+23.7
+2.2%
1,085.0
FY2009/3Q
FY2010/3Q
FY2009
FY2010E
Operating Income
50.1
(4.2)
(8.4)%
Progress 61.3%
45.9
81.6
(6.6)
(8.2)%
75.0

–7–

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

Operating Revenues increased due to, among other things, the increase in the number of consolidated subsidiaries, but Operating Income decreased due to, among other things, the effect of unprofitable transactions in the first half of the fiscal year.

No change has been made to the Revised Forecasts for FY2010 (disclosed in Nov. 2010).

(Billions of yen)

FY2010/3Q FY2010E

Operating

Revenues +17.0

+17.2 Progress +1.5

+2.2% 70.2%

796.6 813.9 1,142.9 1,160.0

FY2009/3Q FY2010/3Q FY2009 FY2010E Operating +23.7 Expenses +2.2

+21.5 Progress

70.8%

+2.9%

746.4 768.0 1,061.2 1,085.0

FY2009/3Q FY2010/3Q FY2009 FY2010E Operating

Income Progress

(4.2) 61.3% (6.6)

(8.4) (8.2)

50.1 45.9 81.6 75.0

—7— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

NTT

(Billions of yen)
FY2010/3Q
FY2010E
Operating Revenues
(33.2)
(1.0)%
Progress 76.2%
3,242.4
3,209.1
FY2009/3Q
FY2010/3Q
(75.4)
(1.8)%
4,284.4
4,209.0
FY2009
FY2010E
Operating Expenses
(89.1)
(3.5)%
Progress 72.7%
2,539.7
2,450.6
FY2009/3Q
FY2010/3Q
(81.2)
(2.4)%
3,450.2
3,369.0
FY2009
FY2010E
Operating Income
Progress 90.3%
702.7
+55.8
+7.9%
758.5
834.2
+5.8
+0.7%
840.0

—8—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

While Operating Revenues decreased, Operating Income increased due to, among other things, a decrease in equipment sales expenses and network-related costs.

No change has been made to the Revised Forecasts for FY2010 (disclosed in Oct. 2010).

(Billions of yen)

FY2010/3Q FY2010E

Operating (75.4) Revenues (33.2) (1.8)

(1.0) Progress

76.2%

4,284.4 4,209.0 3,242.4 3,209.1

FY2009/3Q FY2010/3Q FY2009 FY2010E

(81.2) Operating (89.1) Expenses (2.4)

(3.5) Progress

72.7%

3,450.2 3,369.0 2,539.7 2,450.6

FY2009/3Q FY2010/3Q FY2009 FY2010E Operating

Income Progress

+55.8 90.3% +5.8

702.7 +7.9 758.5 834.2 +0.7 840.0

—8— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP/U.S. GAAP)

(Billions of yen)

FY2009/3Q

FY2010/3Q

992.9
+65.2
·NTT (Holding Company): 7.3
·NTT URBAN DEVELOPMENT (Consolidated): 21.2
·NTT COMWARE: 5.2
·NTT FINANCE (Consolidated): 9.1
·Outsourcing companies (East): 6.1
·Outsourcing companies (West): (1.7)
·Other companies: 17.7
+7.2
·Pension (actuarial difference, etc.): +6.8
·Depreciation of engineering facilities: (28.9)
·Adjustments between operating and non-operating items, including eliminations, etc.
1,065.3
Total operating income of 5 major subsidiaries (JPN GAAP)
Total operating income of subsidiaries other than the 5 major ones (excluding the effect of dividends received by NTT (Holding Company))
Elimination and U.S. GAAP adjustments
Consolidated operating income (U.S. GAAP)

—9—
Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP/U.S. GAAP)

Details of Difference Between Consolidated Operating Income and Total Operating Income of 5 Major Subsidiaries

(Billions of yen) FY2009/3Q +6.7

+36.7

Pension (actuarial difference, etc.): +18.0

Depreciation of engineering acilities: (33.0)

Adjustments between operating and non-operating items, including eliminations, etc.

NTT (Holding Company): 6.0

NTT URBAN DEVELOPMENT (Consolidated): 11.9

NTT COMWARE: 6.2

NTT FINANCE (Consolidated): (0.1)

Outsourcing companies (East): 4.6

Outsourcing companies (West): 0.9

Other companies: 7.0

904.7

948.1

FY2010/3Q +7.2

+65.2

Pension (actuarial difference, etc.): +6.8

Depreciation of engineering facilities: (28.9)

Adjustments between operating and non-operating items, including eliminations, etc.

992.9

1,065.3

NTT (Holding Company): 7.3

NTT URBAN DEVELOPMENT (Consolidated): 21.2

NTT COMWARE: 5.2

NTT FINANCE (Consolidated): 9.1

Outsourcing companies (East): 6.1

Outsourcing companies (West):(1.7)

Other companies: 17.7

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating of 5 major subsidiaries the 5 major ones (excluding the effect of U.S. GAAP income dividends received by NTT (Holding Company)) (JPN GAAP) adjustments (U.S. GAAP)

—9— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

NTT

Cash flows from operating activities: increased year-on-year by 81.4 billion yen (4.9%)
- **Increase in Net Income of 49.0 billion yen.**

(Billions of yen)
Cash flows from operating activities (A)
Cash flows from investing activities (B)
(A) + (B)
Cash flows from financing activities
2,000
1,000
0
(1,000)
(2,000)
1,652.0
1,733.4
(1,632.3)
(1,785.4)
19.7
(52.0)
(397.5)
(37.5)
FY2009/3Q
FY2010/3Q

—10—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from operating activities: increased year-on-year by 89.2 billion yen (5.4%) Increase in Net Income of 49.0 billion yen.

Cash flows from investing activities: decreased year-on-year by 153.2 billion yen ((9.4)%) Increase in payment for long-term investment of 333.4 billion yen.

Decrease in payment for purchase of property, plant and equipment of 91.5 billion yen.

Cash flows from financing activities: increased year-on-year by 359.9 billion yen (90.6%) Increase in long-term debt of 277.1 billion yen.

(Billions of yen) Cash flows from operating activities (A) Cash flows from investing activities (B) (A) + (B) Cash flows from financing activities

2,000

1,652.0 1,733.4

1,000

19.7

0

(52.0) (37.5) (397.5)

(1,000)

FY2009/3Q FY2010/3Q

(1,632.3) (1,785.4)

(2,000)

—10— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Transformation of Business Structure

Consolidated Revenue Composition Image

Solution & New Business, etc.
IP business
Legacy business
100%
80%
60%
40%
20%
0%
Solution & New Business, etc.
IP business
Legacy business
26%
26%
48%
52%
29%
29%
42%
58%
29%
32%
39%
61%
29%
35%
36%
64%
30%
35%
35%
65%
IP and solution & new business account for roughly two-thirds
35%
40%
25%
75%
IP and solution & new business account for three-quarters
FY2007
FY2008
FY2009
FY2010/3Q
FY2010E
FY2012E

—11—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Transformation of Business Structure

Consolidated Revenue Composition Image

Solution & New Business, etc. IP business Legacy business

IP business

Legacy business

IP and solution & new business account for roughly tow-thirds

IP and solution & new business account for three-quarters

100%

Solution &

New Business, etc.

26% 29% 29% 29% 30% 35%

80%

52%

58% 61%

64% 65% 65% 26% 75%

60%

29%

32% 35% 35% 40% 40% 48%

20% 42% 39% 36% 35% 25%

0%

FY2007 FY2008 FY2009 FY2010/3Q FY2010E FY2012E

—11— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

Operation Data

Number of Subscribers for Broadband Access Services

Number of subscribers

(Thousands)

FLET'S ADSL
FLET'S Hikari
Hikari Denwa
20,000
15,000
10,000
5,000
0
15,627
3,834
11,793
8,571
15,973
3,695
12,278
9,078
16,325
3,546
12,779
9,604
16,632
3,381
13,251
10,142
17,092
3,253
13,839
10,648
17,376
3,136
14,240
11,104
17,728
3,004
14,724
11,641
18,153
2,802
15,351
12,242
2009.6
2009.9
2009.12
2010.3
2010.6
2010.9
2010.12
2011.3E

Changes from the preceding quarter

(Thousands)

—12—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Broadband Access Services

Number of subscribers

(Thousands) FLET’S ADSL FLET’S Hikari 20,000 Hikari Denwa

17,728 18,153 16,632 17,092 17,376 15,973 16,325 15,627 3,004 2,802 3,253 3,136 15,000 3,381 3,546 3,695 15,351 3,834 14,724 14,240 13,839 13,251 12,779 12,278 10,000 11,793 12,242 11,641 10,142 10,648 11,104 9,078 9,604 8,571

5,000

0

2009.6 2009.9 2009.12 2010.3 2010.6 2010.9 2010.12 2011.3E

Optical video service (1) 783 922 1,040 1,279 1,433 1,606 1,837 2,219

Changes from the preceding quarter

(Thousands) FY2009 FY2010 FY2010 FY2010E

4-6 7-9 10-12 1- 3 4- 6 7-9 10-12 4-12 FLET’S Hikari (2)

659 485 501 472 588 401 484 1,473 2,100

Number of (3) opened connections

1,008 804 844 942 1,018 809 897 2,724 3,776

FLET’ S ADSL (157) (139) (149) (165) (129) (117) (132) (377) (579)

4

Hikari Denwa 561 507 526 537 506 457 537 1,499 2,100 (1) Number of Optical video services includes Hikari TV and FLET’S TEREBI.

(2) Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West.

(3) Number of opened connections excludes openings due to relocations. (4) Number of Hikari Denwa is calculated by number of thousand channels.

—12— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of FLET'S Hikari

NTT

NTT East

Optional Service
Basic Monthly Charge
(Yen)
6,000
4,000
2,000
0
5,640
1,400
4,240
5,730
1,440
4,290
5,780
1,480
4,300
5,800
1,490
4,310
5,820
1,520
4,300
5,900
1,550
4,350
5,900
1,580
4,320
5,740
1,450
4,290
5,890
1,590
4,300
FY2009
4-6
7-9
10-12
1-3
FY2010
4-6
7-9
10-12
FY2009
FY2010E

NTT West

(Yen)
6,000
4,000
2,000
0
5,680
1,400
4,280
5,780
1,440
4,340
5,820
1,490
4,330
5,840
1,510
4,330
5,830
1,540
4,290
5,890
1,570
4,320
5,910
1,590
4,320
5,780
1,460
4,320
5,910
1,590
4,320
FY2009
4-6
7-9
10-12
1-3
FY2010
4-6
7-9
10-12
FY2009
FY2010E

—13—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of FLET’S Hikari

NTT East Optional Service Basic Monthly Charge

(Yen)

5,730 5,780 5,800 5,820 5,900 5,900 5,740 5,890 6,000 5,640

1,440 1,480 1,490 1,520 1,550 1,580 1,450 1,590 1,400

4,000

4,240 4,290 4,300 4,310 4,300 4,350 4,320 4,290 4,300 2,000

0

FY2009 FY2010

FY2009 FY2010E

4-6 7-9 10-12 1-3 4-6 7-9 10-12

NTT West

(Yen)

5,820 5,840 5,830 5,890 5,910 5,780 5,910 6,000 5,680 5,780 1,440 1,490 1,510 1,540 1,570 1,590 1,460 1,590 1,400

4,000

2,000 4,280 4,340 4,330 4,330 4,290 4,320 4,320 4,320 4,320

0

FY2009 FY2010

4-6 7-9 10-12 1-3 4-6 7-9 10-12 FY2009 FY2010E

Note: Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West. Please see page 22 regarding the calculation of ARPU.

—13— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Fixed-Line Telephone Services

Number of subscribers

(Thousands)
50,000
25,000
0
INS-Net
Telephone Subscriber Lines
41,094
5,545
35,549
40,194
5,386
34,807
39,307
5,241
34,066
38,330
5,092
33,238
37,447
4,955
32,493
36,604
4,830
31,774
35,719
4,717
31,002
34,780
4,499
30,281
2009.6
2009.9
2009.12
2010.3
2010.6
2010.9
2010.12
2011.3E

Changes from the preceding quarter

(Thousands)

	FY2009				FY2010			FY2010 4-12	FY2010E
	4-6	7-9	10-12	1-3	4-6	7-9	10-12		
Telephone Subscriber Lines (1)	(812)	(741)	(741)	(828)	(745)	(719)	(771)	(2,235)	(2,957)
INS-Net (2)	(179)	(159)	(146)	(149)	(137)	(124)	(114)	(375)	(593)
Total	(991)	(900)	(887)	(977)	(882)	(843)	(885)	(2,611)	(3,550)

—14—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Fixed-Line Telephone Services

Number of subscribers (Thousands)

50,000 INS-Net

Telephone Subscriber Lines 41,094 40,194 39,307 38,330 37,447 5,545 36,604 35,719 5,386 5,241 5,092 34,780 4,955 4,830 4,717 4,499

25,000

35,549 34,807 34,066

33,238 32,493 31,774

31,002 30,281

0

2009.6 2009.9 2009.12 2010.3 2010.6 2010.9 2010.12 2011.3E

Changes from the preceding quarter

(Thousands) FY2009 FY2010 FY2010 FY2010E

4-6 7- 9 10-12 1-3 4-6 7-9 10-12 4-12

Telephone (1) (812) (741) (741) (828) (745) (719) (771) (2,235) (2,957) Subscriber Lines

(2)

INS- Net (179) (159) (146) (149) (137) (124) (114) (375) (593)

Total (991) (900) (887) (977) (882) (843) (885) (2,611) (3,550)

(1) Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Analog Lite Plan is included).

(2) In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

—14— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Fixed-Line Telephone Services

(Yen)

3,100 3,000 2,900

2,800

NTT East NTT West

2,700

FY2009 FY2010

FY2009 FY2010E

4-6 7-9 10-12 1-3 4-6 7-9 10-12

Aggregate Fixed- East 3,000 2,990 2,990 2,960 2,940 2,940 2,940 2,980 2,940

Line (Telephone Subscriber Lines

+ INS -Net) * West 2,850 2,860 2,860 2,820 2,810 2,810 2,810 2,850 2,800

* Aggregate Fixed-Line ARPU (Telephone Subscriber Lines + INS-Net) is the weighted average value of Telephone Subscriber Lines ARPU and INS-Net ARPU.

Please see page 22 regarding the calculation of ARPU.

—15— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Mobile Phones

NTT

Number of subscribers

(Thousands)
Mobile Total (1)
FOMA (2)
% of FOMA Subscribers
60,000
50,000
40,000
30,000
20,000
10,000
0
54,864
50,246
91.6%
55,186
51,258
92.9%
55,436
52,045
93.9%
56,082
53,203
94.9%
56,515
54,162
95.8%
56,895
54,940
96.6%
57,210
55,572
97.1%
57,850
56,610
97.9%
2009.6
2009.9
2009.12
2010.3
2010.6
2010.9
2010.12
2011.3E

Changes from the preceding quarter

(Thousands)

	FY2009				FY2010			FY2010	FY2010E
	4-6	7-9	10-12	1-3	4-6	7-9	10-12	4-12	
Mobile total (1)	263	322	250	646	432	380	315	1,128	1,770
FOMA (2)	1,206	1,012	787	1,158	959	778	632	2,369	3,400

(2) Partial listing only

−16−

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Mobile Phones

Number of subscribers

(1)

Mobile Total

(Thousands) (2) FOMA

% of FOMA Subscribers

60,000 57,850 56,515 56,895 57,210 56,610 55,186 55,436 56,082 55,572 54,864 54,162 54,940 53,203 51,258 52,045 50,246

50,000

97.9%

40,000 97.1%

96.6%

95.8%

94.9%

93.9%

92.9%

30,000 91.6%

20,000

10,000

0

2009.6 2009.9 2009.12 2010.3 2010.6 2010.9 2010.12 2011.3E

Changes from the preceding quarter

(Thousands) FY2009 FY2010 FY2010 FY2010E

4-6 7- 9 10-12 1-3 4-6 7-9 10-12 4-12

(1)

Mobile total 263 322 250 646 432 380 315 1,128 1,770

(2)

FOMA 1,206 1,012 787 1,158 959 778 632 2,369 3,400

(1) The number of communication module service subscribers is included in total mobile phone subscribers. (2) Partial listing only

—16— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Mobile Services

(Yen)
Voice ARPU
Packet ARPU
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,440
3,010
2,430
5,420
2,970
2,450
5,470
3,030
2,440
5,060
2,590
2,470
5,190
2,680
2,510
5,200
2,660
2,540
5,130
2,590
2,540
5,350
2,900
2,450
5,100
2,540
2,560

Please see page 22 regarding the calculation of ARPU.

—17—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Mobile Services

(Yen)

Voice ARPU Packet ARPU

8,000

7,000

6,000 5,440 5,470

5,420 5,350

5,060 5,190 5,200 5,130 5,100 5,000

4,000 3,010 2,970 3,030 2,680 2,660 2,590 2,900

2,590 2,540 3,000

2,000

2,430 2,450 2,440 2,470 2,510 2,540 2,540 2,450 2,560 1,000

0 FY2009 FY2010

FY2009 FY2010E

4-6 7-9 10-12 1-3 4-6 7-9 10-12

Voice ARPU 3,010 2,970 3,030 2,590 2,680 2,660 2,590 2,900 2,540 Packet ARPU 2,430 2,450 2,440 2,470 2,510 2,540 2,540 2,450 2,560

Note: Communication module service subscribers and the revenues thereof are not included in the calculation of mobile phone ARPU. Please see page 22 regarding the calculation of ARPU.

—17— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

NTT

(Billions of yen)

Operating Revenues [year-on-year: +17.0]

Voice related services revenues
(219.2)
Fixed voice
Mobile voice
Fixed voice : (134.4)
Mobile voice : (84.8)
SI revenues and sales of telecommunications equipment
+9.7
System Integration
Telecommunications equipment
System Integration : +32.9
Telecommunications equipment (Fixed-line) : (0.0)
Telecommunications equipment (Mobile) : (23.1)
IP/packet communications services revenues
+171.3
Fixed IP/packet
Mobile IP/packet
Fixed IP/packet : +94.6
Mobile IP/packet : +76.7
Other revenues
+55.2
7,525.7
7,542.7
FY2009/3Q
FY2010/3Q

Operating Expenses [year-on-year: (100.2)]

6,577.6
(52.0)
Depreciation expenses and loss on disposal of assets
(39.2)
Expenses for purchase of goods and services and other expenses
(10.3)
Personnel expenses
+1.4
Other expenses
6,477.4
FY2009/3Q
FY2010/3Q

—18—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

FY2010/3Q Details of Financial Results (Per Item)

Operating (Billions of yen) [ year-on-year: +17.0] Revenues Voice related Other revenues services revenues IP/packet communications +55.2 (219.2) services revenues SI revenues and sales +171.3 of telecommunications equipment Fixed voice Fixed IP/packet

+9.7

7,525.7 Mobile IP/packet

Mobile voice 7,542.7 System Integration Telecommunications equipment Fixed IP/packet : +94.6 Mobile IP/packet : +76.7 Fixed voice : (134.4) Mobile voice : (84.8) System Integration : +32.9 FY2009/3Q Telecommunications equipment (Fixed-line) : (0.0) FY2010/3Q

Telecommunications equipment (Mobile) : (23.1) Operating [year-on-year: (100.2) ] Expenses

(52.0)

Depreciation (39.2) expenses and loss (10.3) +1.4 6,577.6 on disposal Expenses for Other expenses Personnel expenses of assets purchase of goods 6,477.4 and services and other expenses

FY2009/3Q FY2010/3Q

—18— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

NTT

March 31, 2010
(Billions of yen)
December 31, 2010
18,939.1
Assets
18,939.1
Depreciable Assets
(property, plant and equipment)
8,665.6
Deferred Tax Assets
(non-current)
828.9
Liabilities
9,168.2
Interest-Bearing Debt
4,491.7
Liability for Employees' Retirement Benefits
1,447.8
Equity
9,770.9
Treasury Stock
(1,205.8)
19,378.7
Assets
19,378.7
〔+439.6〕
Depreciable Assets
(property, plant and equipment)
8,431.7
〔(233.9)〕
Deferred Tax Assets
(non-current)
860.6
〔+31.7〕
Liabilities
9,274.9
〔+106.7〕
Interest-Bearing Debt
4,736.2
〔+244.5〕
Liability for Employees' Retirement Benefits
1,476.9
〔+29.1〕
Equity
10,103.8
〔+332.9〕
Treasury Stock
(603.1)
〔+602.7〕

—19—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2010 (Billions of yen) December 31, 2010

19,378.7 18,939.1

Liabilities Assets Liabilities Assets 9,274.9

18,939.1 9,168.2 19,378.7 +106.7+439.6 Interest-Bearing Debt Interest-Bearing 4,736.2 Debt+244.5 4,491.7 Liability for Employees’ Liability for Employees’ Retirement Benefits Retirement Benefits Depreciable Assets 1,476.9 Depreciable Assets +29.1 1,447.8 (property, plant and (property, plant and equipment) equipment)

8,431.7 8,665.6 (233.9)

Equity Equity

9,770.9 10,103.8 +332.9 Deferred Tax Deferred Tax Assets Assets (non-current) Treasury Stock Treasury Stock (non-current) 860.6 (603.1) (1,205.8) 828.9 +31.7+602.7

Note: The consolidated balance sheet as of December 31, 2010 includes the assets and liabilities of Dimension Data (assets: 237.7 billion yen; liabilities: 153.7 billion yen) that NTT acquired in FY2010/3Q, and those of Keane International (assets: 77.5 billion yen; liabilities: 57.0 billion yen) that NTT DATA acquired in FY2010/3Q.

—19— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Capital Investment

(Billions of yen)
2,128.9
2,145.1
1,987.1
1,960.0
1,383.3
1,491.8
1,354.9
1,263.4
127.4
488.2
116.7
33.8
54.5
252.8
309.6
164.2
500.5
127.4
26.2
72.0
258.6
342.5
91.7
484.5
116.1
20.2
66.7
259.8
315.5
87.7
468.3
105.6
19.4
62.5
260.4
259.2
Other
NTT DOCOMO (Consolidated)
NTT DATA (Consolidated)
NTT (Holding Company)
NTT Communications
NTT West
NTT East
FY2007/3Q
FY2007
FY2008/3Q
FY2008
FY2009/3Q
FY2009
FY2010/3Q
FY2010E

—20—
Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Capital Investment

(Billions of yen)

2,128.9 1,987.1 2,145.1

1,960.0

1,491.8 1,383.3

164.2 1,354.9 1,263.4

127.4 91.7 Other

NTT DOCOMO (Consolidated)

87.7 NTT DATA (Consolidated) NTT (Holding Company) 500.5 NTT Communications

488.2 484.5 NTT West

468.3 NTT East

26.2 127.4

33.8 116.7 20.2 116.1

19.4 105.6

72.0

54.5 66.7

62.5 258.6 259.8 252.8 260.4

309.6 342.5 315.5

259.2

FY2007/3Q FY2008/3Q FY2009/3Q FY2010/3Q FY2007 FY2008 FY2009 FY2010E

—20— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries’ Financial Results for FY2010/3Q

(Billions of yen)

(1)

NTT NTT

NTT East NTT West NTT Com NTT DATA NTT DOCOMO Consolidated (Holding Company)

Non-Consolidated Non-Consolidated Non-Consolidated Non-Consolidated Consolidated Consolidated

(U.S. GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S. GAAP)

Operating Revenues 7,542.7 347.4 1,438.7 1,304.4 765.6 813.9 3,209.1

Change year-on-year 17.0 12.2 13.3 (9.7) (30.8) 17.2 (33.2) (% change) 0.2% 3.7% 0.9% (0.7)% (3.9)% 2.2% (1.0)% Forecasts for FY2010 10,140.0 389.0 1,945.0 1,753.0 1,035.0 1,160.0 4,209.0 (% progress) 74.4% 89.3% 74.0% 74.4% 74.0% 70.2% 76.2%

Opetating Expenses 6,477.4 107.0 1,366.0 1,253.9 700.4 768.0 2,450.6

Change year-on-year (100.2) (4.3) (11.6) (34.0) (18.2) 21.5 (89.1) (% change) (1.5)% (3.9)% (0.8)% (2.6)% (2.5)% 2.9% (3.5)% Forecasts for FY2010 8,960.0 159.0 1,880.0 1,716.0 955.0 1,085.0 3,369.0 (% progress) 72.3% 67.3% 72.7% 73.1% 73.3% 70.8% 72.7%

Operating Income 1,065.3 240.4 72.7 50.4 65.2 45.9 758.5

Change year-on-year 117.2 16.5 24.9 24.2 (12.6) (4.2) 55.8 (% change) 12.4% 7.4% 52.3% 92.6% (16.2)% (8.4)% 7.9% Forecasts for FY2010 1,180.0 230.0 65.0 37.0 80.0 75.0 840.0 (% progress) 90.3% 104.5% 112.0% 136.5% 81.5% 61.3% 90.3%

Income Before (2) 1,031.5 234.9 88.6 64.1 75.7 42.9 748.6

Income Taxes

Change year-on-year 89.7 10.3 25.6 28.2 (12.8) (2.2) 47.0 (% change) 9.5% 4.6% 40.7% 78.4% (14.5)% (5.0)% 6.7% Forecasts for FY2010 1,150.0 224.0 85.0 49.0 90.0 70.0 838.0 (% progress) 89.7% 104.9% 104.3% 131.0% 84.1% 61.4% 89.3% (3) (4)

Net Income 458.3 233.6 56.2 48.3 42.3 22.8 444.0

Change year-on-year 39.3 11.7 10.3 19.4 (10.1) 1.0 24.6 (% change) 9.4% 5.3% 22.5% 67.3% (19.3)% 4.8% 5.9% Forecasts for FY2010 500.0 223.0 51.0 38.0 49.0 36.5 497.0 (% progress) 91.7% 104.8% 110.3% 127.2% 86.4% 62.7% 89.3%

(1) The number of consolidated subsidiaries is 750 and the number of companies accounted for under the equity method is 100.

(2) “Income Before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits. (3) “Net Income” for NTT Consolidated represents “Net income attributable to NTT, excluding noncontrolling interests.” (4) “Net Income” for NTT DOCOMO represents “Net income attributable to NTT DOCOMO, excluding noncontrolling interests.”

—21— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services. In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services, revenues from Mobile (mova) services, and revenues from Mobile (Xi) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

Notes :

(1) We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West:

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.?INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

-FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

(2) Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

(3) For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

(4) In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

(5) For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

(6) We separately compute the following three categories of ARPU for mobile business conducted by NTT DOCOMO. Mobile Aggregate ARPU (FOMA+mova+Xi) = Voice ARPU (FOMA+mova+Xi) + Packet ARPU (FOMA+mova+Xi).

-Our Voice ARPU (FOMA+mova+Xi) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our FOMA and mova services, and our Packet ARPU (FOMA+mova+Xi) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges attributable to our FOMA, mova and Xi services.

- As Xi service does not provide voice services as of December 31, 2010, the revenues therefrom are not included in the calculations of Voice ARPU (FOMA+mova+Xi). Only the number of Xi service subscriptions are included in the calculation.

Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

-Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services.

Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + Packet ARPU (mova).

-Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

(7) Communications module service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

(8) Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below. -1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

-2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept. -3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec. -4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

-Nine Months Results: Sum of Number of active subscribers** for each month from Apr. to Dec. -FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

-FY Forecast :Sum of the sum of actual Number of active subscribers at the end of each month from Apr. to Sept. and the average expected active Number of subscribers during the second half of the fiscal year ((Number of subscribers at end of Sept. + Number of expected subscribers at end of the following Mar.)/2)x6

(9) Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below. -1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

-2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept. -3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec. -4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

-Nine Months Results: Sum of Number of active subscribers** for each month from Apr. to Dec. -FY Results/FY Forecast: Sum of number of active subscribers** for each month from Apr. to Mar. -FY Forecast: Sum of expected number of active subscribers** for each month from Apr. to Mar.

(10) Forecasts for the year ending March 31, 2011 have not been changed from those announced in the financial results for the six months ended September 30, 2010. **active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

—22— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

February 4, 2011

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2010

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the nine months ended December 31, 2010 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Mr. Hiroshi Niitsu and Mr. Takayuki Arita

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2010	December 31, 2010	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	536,644	522,055	(14,589)
Antenna facilities	6,068	5,504	(563)
Terminal equipment	83,337	75,694	(7,643)
Local line facilities	807,620	798,287	(9,333)
Long-distance line facilities	4,764	4,051	(712)
Engineering facilities	636,588	626,603	(9,984)
Submarine line facilities	1,722	2,330	608
Buildings	487,827	472,619	(15,208)
Construction in progress	29,150	27,605	(1,545)
Other	261,842	253,494	(8,347)
Total property, plant and equipment	2,855,567	2,788,247	(67,320)
Intangible fixed assets	103,461	100,143	(3,318)
Total fixed assets - telecommunications businesses	2,959,029	2,888,391	(70,638)
Investments and other assets
Other investments and assets	271,691	272,330	638
Allowance for doubtful accounts	(1,425)	(1,134)	290
Total investments and other assets	270,266	271,195	929
Total fixed assets	3,229,295	3,159,586	(69,709)

Current assets:
Cash and bank deposits	138,155	59,945	(78,209)
Notes receivable	68	831	763
Accounts receivable, trade	293,993	320,069	26,076
Supplies	35,496	34,198	(1,297)
Other current assets	45,982	123,607	77,624
Allowance for doubtful accounts	(2,748)	(3,621)	(873)
Total current assets	510,947	535,031	24,083

TOTAL ASSETS	3,740,243	3,694,617	(45,625)

	(Millions of yen)
	March 31, 2010	December 31, 2010	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	758,743	640,556	(118,186)
Liability for employees’ retirement benefits	280,650	279,283	(1,366)
Reserve for unused telephone cards	15,397	15,210	(187)
Asset retirement obligations	—	696	696
Other long-term liabilities	12,930	10,584	(2,345)
Total long-term liabilities	1,067,721	946,331	(121,389)
Current liabilities:
Current portion of long-term borrowings from parent company	90,595	173,116	82,521
Accounts payable, trade	95,670	58,842	(36,828)
Accrued taxes on income	8,143	7,775 *	(367)
Other current liabilities	366,885	374,861	7,975
Total current liabilities	561,294	614,595	53,300

TOTAL LIABILITIES	1,629,015	1,560,927	(68,088)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus	1,499,726	1,499,726	—
Earned surplus	276,505	299,234	22,729
Total shareholders’ equity	2,111,231	2,133,960	22,729
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(4)	(270)	(265)
Total unrealized gains (losses), translation adjustments, and others	(4)	(270)	(265)

TOTAL NET ASSETS	2,111,227	2,133,690	22,463

TOTAL LIABILITIES AND NET ASSETS	3,740,243	3,694,617	(45,625)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2009		Nine months ended December 31, 2010		Increase (Decrease)	Year ended March 31, 2010
Telecommunications businesses:
Operating revenues	1,340,713		1,333,150		(7,562)	1,790,369
Operating expenses	1,294,895		1,263,374		(31,520)	1,746,500
Operating income from telecommunications businesses	45,818		69,775		23,957	43,868

Supplementary businesses:
Operating revenues	84,681		105,630		20,948	138,283
Operating expenses	82,718		102,637		19,918	134,518
Operating income from supplementary businesses	1,962		2,992		1,030	3,765
Operating income	47,780		72,768		24,987	47,634

Non-operating revenues:
Interest income	26		101		74	46
Dividends received	3,811		1,815		(1,995)	3,814
Lease and rental income	37,748		34,051		(3,696)	54,519
Miscellaneous income	2,235		5,877		3,641	3,253
Total non-operating revenues	43,821		41,845		(1,976)	61,633

Non-operating expenses:
Interest expenses	8,620		8,317		(303)	11,451
Lease and rental expenses	15,857		15,524		(333)	21,417
Miscellaneous expenses	4,104		2,096		(2,008)	4,648
Total non-operating expenses	28,583		25,938		(2,645)	37,517
Recurring profit	63,019		88,676		25,657	71,750
Special profits	9,836		—		(9,836)	9,829
Income before income taxes	72,855		88,676		15,820	81,580
Income taxes	26,941	*	32,447	*	5,505	31,031
Net income	45,914		56,229		10,314	50,549

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

	(Millions of yen)
	Three months ended December 31, 2009		Three months ended December 31, 2010		Increase (Decrease)
Telecommunications businesses:
Operating revenues	448,613		444,739		(3,874)
Operating expenses	434,626		420,248		(14,378)
Operating income from telecommunications businesses	13,987		24,490		10,503

Supplementary businesses:
Operating revenues	30,410		42,305		11,895
Operating expenses	28,868		40,154		11,286
Operating income from supplementary businesses	1,541		2,150		608
Operating income	15,528		26,641		11,112

Non-operating revenues:
Interest income	10		34		23
Dividends received	15		18		2
Lease and rental income	12,286		11,251		(1,034)
Miscellaneous income	767		1,776		1,009
Total non-operating revenues	13,079		13,081		1

Non-operating expenses:
Interest expenses	2,895		2,730		(165)
Lease and rental expenses	5,179		4,932		(247)
Miscellaneous expenses	1,779		233		(1,545)
Total non-operating expenses	9,855		7,896		(1,958)
Recurring profit	18,753		31,826		13,072
Special profits	586		—		(586)
Income before income taxes	19,339		31,826		12,486
Income taxes	7,402	*	11,909	*	4,506
Net income	11,937		19,916		7,979

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2009	Nine months ended December 31, 2010	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2010
Voice transmission services revenues (excluding IP services revenues)	621,717	563,967	(57,749)	(9.3)	816,170
Monthly charge revenues*	427,269	387,207	(40,061)	(9.4)	562,912
Call rates revenues*	64,789	54,255	(10,534)	(16.3)	84,126
Interconnection call revenues*	77,452	75,715	(1,736)	(2.2)	101,115
IP services revenues	476,342	538,880	62,537	13.1	645,510
Leased circuit services revenues (excluding IP services revenues)	116,973	112,805	(4,168)	(3.6)	154,574
Telegram services revenues	15,459	14,275	(1,184)	(7.7)	20,671
Other telecommunications services revenues	110,220	103,221	(6,998)	(6.3)	153,442

Telecommunications total revenues	1,340,713	1,333,150	(7,562)	(0.6)	1,790,369

Supplementary business total revenues	84,681	105,630	20,948	24.7	138,283

Total operating revenues	1,425,394	1,438,780	13,386	0.9	1,928,653

*	Partial listing only

	(Millions of yen)
	Three months ended December 31, 2009	Three months ended December 31, 2010	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	202,681	183,939	(18,741)	(9.2)
Monthly charge revenues*	139,576	126,489	(13,087)	(9.4)
Call rates revenues*	20,946	17,422	(3,523)	(16.8)
Interconnection call revenues*	25,417	24,691	(725)	(2.9)
IP services revenues	163,791	183,845	20,054	12.2
Leased circuit services revenues (excluding IP services revenues)	38,275	37,128	(1,147)	(3.0)
Telegram services revenues	5,370	4,869	(501)	(9.3)
Other telecommunications services revenues	38,494	34,956	(3,538)	(9.2)

Telecommunications total revenues	448,613	444,739	(3,874)	(0.9)

Supplementary business total revenues	30,410	42,305	11,895	39.1

Total operating revenues	479,023	487,044	8,020	1.7

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2009	Nine months ended December 31, 2010	Increase (Decrease)	Year ended March 31, 2010
Cash flows from operating activities:
Income before income taxes	72,855	88,676	15,820	81,580
Depreciation and amortization	309,892	303,984	(5,908)	409,107
Loss on disposal of property, plant and equipment	14,942	17,994	3,052	22,817
Gains on sales of fixed assets	(9,836)	—	9,836	(9,829)
Increase (decrease) in liability for employees’ retirement benefits	5,765	(1,366)	(7,131)	(4,819)
(Increase) decrease in accounts receivable	(17,570)	(27,508)	(9,937)	2,204
(Increase) decrease in inventories	(3,938)	1,761	5,699	1,918
Increase (decrease) in accounts payable and accrued expenses	(73,283)	(72,387)	896	(3,536)
Increase (decrease) in accrued consumption tax	2,994	6,291	3,297	809
Other	30,081	32,406	2,324	50,044

Sub-total	331,902	349,852	17,950	550,296
Interest and dividends received	3,837	1,916	(1,921)	3,856
Interest paid	(8,232)	(8,192)	39	(11,420)
Income taxes received (paid)	(25,041)	(23,041)	2,000	(24,929)

Net cash provided by (used in) operating activities	302,466	320,534	18,068	517,802
Cash flows from investing activities:
Payments for property, plant and equipment	(329,607)	(277,460)	52,146	(451,531)
Proceeds from sale of property, plant and equipment	12,572	5,385	(7,186)	12,674
Payments for purchase of investment securities	(2,215)	(951)	1,264	(2,215)
Proceeds from sale of investment securities	321	2,111	1,789	353
Other	470	(34)	(504)	2,025

Net cash provided by (used in) investing activities	(318,458)	(270,948)	47,509	(438,693)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	200,000	—	(200,000)	200,000
Payments for settlement of long-term debt	(100,879)	(35,665)	65,214	(105,809)
Net increase (decrease) in short-term borrowings	(109,992)	—	109,992	(125,000)
Payments for settlement of lease obligations	(358)	(2,455)	(2,097)	(2,706)
Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	(44,730)	(71,620)	(26,890)	(67,015)
Net increase (decrease) in cash and cash equivalents	(60,722)	(22,034)	38,687	12,093
Cash and cash equivalents at beginning of period	132,671	144,764	12,093	132,671

Cash and cash equivalents at end of period	71,948	122,729	50,781	144,764

February 4, 2011

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2010

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the nine months ended December 31, 2010 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Toshiya Katayama or Takehisa Maegawa

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2010	December 31, 2010	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	521,075	518,577	(2,498)
Antenna facilities	8,466	8,012	(453)
Terminal equipment	20,813	21,243	429
Local line facilities	838,843	840,121	1,277
Long-distance line facilities	3,551	3,095	(456)
Engineering facilities	586,802	580,102	(6,700)
Submarine line facilities	2,396	2,048	(347)
Buildings	432,441	420,187	(12,253)
Construction in progress	32,574	30,348	(2,225)
Other	236,439	228,121	(8,317)
Total property, plant and equipment	2,683,403	2,651,858	(31,544)
Intangible fixed assets	96,688	85,087	(11,601)
Total fixed assets - telecommunications businesses	2,780,091	2,736,946	(43,145)
Investments and other assets
Other investments and assets	205,022	206,018	996
Allowance for doubtful accounts	(516)	(409)	106
Total investments and other assets	204,505	205,609	1,103
Total fixed assets	2,984,597	2,942,555	(42,042)

Current assets:
Cash and bank deposits	124,065	72,483	(51,582)
Notes receivable	17	1,966	1,948
Accounts receivable, trade	280,946	291,821	10,874
Supplies	24,102	29,070	4,968
Other current assets	46,149	68,684	22,535
Allowance for doubtful accounts	(2,399)	(2,981)	(582)
Total current assets	472,882	461,045	(11,836)

TOTAL ASSETS	3,457,479	3,403,601	(53,878)

	(Millions of yen)
	March 31, 2010	December 31, 2010	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	966,527	901,494	(65,032)
Liability for employees’ retirement benefits	296,001	288,143	(7,857)
Reserve for unused telephone cards	14,560	14,383	(176)
Asset retirement obligations	—	342	342
Other long-term liabilities	18,060	16,280	(1,779)
Total long-term liabilities	1,295,149	1,220,645	(74,504)
Current liabilities:
Current portion of long-term borrowings from parent company	151,170	209,799	58,628
Accounts payable, trade	84,546	55,862	(28,683)
Accrued taxes on income	1,093	462 *	(631)
Other current liabilities	417,879	386,004	(31,874)
Total current liabilities	654,690	652,128	(2,561)

TOTAL LIABILITIES	1,949,839	1,872,774	(77,065)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus	1,170,054	1,170,054	—
Earned surplus	25,529	48,843	23,314
Total shareholders’ equity	1,507,583	1,530,898	23,314
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	56	(71)	(127)
Total unrealized gains (losses), translation adjustments, and others	56	(71)	(127)

TOTAL NET ASSETS	1,507,640	1,530,826	23,186

TOTAL LIABILITIES AND NET ASSETS	3,457,479	3,403,601	(53,878)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2009		Nine months ended December 31, 2010		Increase (Decrease)	Year ended March 31, 2010
Telecommunications businesses:
Operating revenues	1,217,695		1,199,090		(18,604)	1,622,163
Operating expenses	1,188,073		1,148,976		(39,096)	1,597,993
Operating income from telecommunications businesses	29,622		50,113		20,491	24,169

Supplementary businesses:
Operating revenues	96,489		105,339		8,850	158,658
Operating expenses	99,896		104,960		5,064	164,352
Operating income (losses) from supplementary businesses	(3,406)		378		3,785	(5,693)
Operating income	26,215		50,492		24,277	18,475

Non-operating revenues:
Interest income	6		4		(2)	9
Dividends received	1,433		2,150		716	1,434
Lease and rental income	31,078		33,379		2,300	40,730
Miscellaneous income	3,626		2,635		(990)	8,988
Total non-operating revenues	36,145		38,170		2,024	51,163

Non-operating expenses:
Interest expenses	13,131		12,334		(797)	17,225
Lease and rental expenses	10,994		10,385		(608)	15,695
Miscellaneous expenses	2,270		1,768		(501)	6,379
Total non-operating expenses	26,396		24,488		(1,908)	39,300
Recurring profit	35,964		64,174		28,210	30,338
Income before income taxes	35,964		64,174		28,210	30,338
Income taxes	7,083	*	15,856	*	8,772	5,494
Net income	28,880		48,318		19,437	24,844

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

	(Millions of yen)
	Three months ended December 31, 2009		Three months ended December 31, 2010		Increase (Decrease)
Telecommunications businesses:
Operating revenues	405,601		400,298		(5,302)
Operating expenses	395,304		384,003		(11,300)
Operating income from telecommunications businesses	10,296		16,294		5,998

Supplementary businesses:
Operating revenues	32,366		36,099		3,732
Operating expenses	34,137		36,359		2,221
Operating losses from supplementary businesses	(1,770)		(260)		1,510
Operating income	8,525		16,034		7,508

Non-operating revenues:
Interest income	2		0		(1)
Dividends received	9		9		—
Lease and rental income	10,302		10,951		649
Miscellaneous income	1,308		630		(678)
Total non-operating revenues	11,622		11,592		(30)

Non-operating expenses:
Interest expenses	4,417		4,125		(292)
Lease and rental expenses	3,658		3,517		(141)
Miscellaneous expenses	853		571		(281)
Total non-operating expenses	8,930		8,214		(715)
Recurring profit	11,217		19,411		8,194
Income before income taxes	11,217		19,411		8,194
Income taxes	2,384	*	4,888	*	2,504
Net income	8,833		14,522		5,689

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2009	Nine months ended December 31, 2010	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2010
Voice transmission services revenues (excluding IP services revenues)	607,624	554,037	(53,586)	(8.8)	798,161
Monthly charge revenues*	417,796	381,282	(36,513)	(8.7)	550,982
Call rates revenues*	57,902	47,602	(10,300)	(17.8)	74,949
Interconnection call revenues*	84,588	82,989	(1,599)	(1.9)	110,527
IP services revenues	388,543	431,278	42,735	11.0	525,558
Leased circuit services revenues (excluding IP services revenues)	105,485	100,088	(5,396)	(5.1)	140,428
Telegram services revenues	18,037	16,455	(1,582)	(8.8)	24,195
Other telecommunications services revenues	98,005	97,231	(774)	(0.8)	133,818

Telecommunications total revenues	1,217,695	1,199,090	(18,604)	(1.5)	1,622,163

Supplementary business total revenues	96,489	105,339	8,850	9.2	158,658

Total operating revenues	1,314,184	1,304,430	(9,754)	(0.7)	1,780,821

*	Partial listing only

	(Millions of yen)
	Three months ended December 31, 2009	Three months ended December 31, 2010	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	198,090	180,734	(17,356)	(8.8)
Monthly charge revenues*	136,682	124,771	(11,911)	(8.7)
Call rates revenues*	18,576	15,156	(3,420)	(18.4)
Interconnection call revenues*	27,677	27,011	(665)	(2.4)
IP services revenues	133,520	147,068	13,547	10.1
Leased circuit services revenues (excluding IP services revenues)	34,888	32,975	(1,913)	(5.5)
Telegram services revenues	6,327	5,710	(617)	(9.8)
Other telecommunications services revenues	32,772	33,809	1,036	3.2

Telecommunications total revenues	405,601	400,298	(5,302)	(1.3)

Supplementary business total revenues	32,366	36,099	3,732	11.5

Total operating revenues	437,967	436,397	(1,570)	(0.4)

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2009	Nine months ended December 31, 2010	Increase (Decrease)	Year ended March 31, 2010
Cash flows from operating activities:
Income before income taxes	35,964	64,174	28,210	30,338
Depreciation and amortization	298,006	283,542	(14,464)	394,191
Loss on disposal of property, plant and equipment	11,590	12,766	1,176	20,997
Increase (decrease) in liability for employees’ retirement benefits	3,487	(7,857)	(11,344)	(8,695)
(Increase) decrease in accounts receivable	(14,485)	(17,433)	(2,947)	3,677
(Increase) decrease in inventories	912	(6,939)	(7,852)	3,810
Increase (decrease) in accounts payable and accrued expenses	(96,691)	(88,154)	8,537	(1,339)
Increase (decrease) in accrued consumption tax	3,572	2,328	(1,244)	1,498
Other	22,972	7,053	(15,919)	45,202

Sub-total	265,328	249,479	(15,849)	489,681
Interest and dividends received	1,441	2,155	714	1,445
Interest paid	(13,177)	(11,924)	1,252	(17,766)
Income taxes received (paid)	5,278	3	(5,274)	2,578

Net cash provided by (used in) operating activities	258,870	239,714	(19,156)	475,938

Cash flows from investing activities:
Payments for property, plant and equipment	(283,261)	(283,277)	(16)	(385,574)
Proceeds from sale of property, plant and equipment	1,635	1,652	17	2,456
Payments for purchase of investment securities	(429)	(250)	179	(429)
Proceeds from sale of investment securities	425	13	(412)	450
Other	(15)	(891)	(876)	494

Net cash provided by (used in) investing activities	(281,645)	(282,753)	(1,108)	(382,603)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	140,000	70,000	(70,000)	140,000
Payments for settlement of long-term debt	(153,566)	(76,404)	77,162	(158,333)
Net increase (decrease) in short-term borrowings	25,997	15,998	(9,999)	(25,994)
Payments for settlement of lease obligations	(8,611)	(1,391)	7,220	(8,951)
Dividends paid	(13,004)	(25,003)	(11,999)	(13,004)

Net cash provided by (used in) financing activities	(9,185)	(16,801)	(7,615)	(66,283)
Net increase (decrease) in cash and cash equivalents	(31,959)	(59,840)	(27,880)	27,051
Cash and cash equivalents at beginning of period	106,470	133,522	27,051	106,470

Cash and cash equivalents at end of period	74,511	73,682	(829)	133,522

February 4, 2011

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Nine Months Ended December 31, 2010

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the nine months ended December 31, 2010. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Non-Consolidated Comparative Statements of Cash Flows

#    #    #

About NTT Communications Corporation

NTT Communications provides a broad range of global networks, management solutions and IT services to customers worldwide. The company is renowned for reliable, high-quality security, hosting, voice, data and IP services, as well as expertise in managed networks and leadership in IPv6 transit technology. NTT Communications’ extensive infrastructure includes Arcstar™ Global IP-VPN and Global e-VLAN, as well as a Tier-1 IP backbone reaching more than 150 countries in partnership with major Internet service providers, and secure data centers in Asia, North America and Europe. NTT Communications is the wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, one of the world’s largest telecoms with listings on the Tokyo, London and New York stock exchanges. Please visit www.ntt.com/index-e.html.

For more information

(Ms.) Naomi Komoda or (Mr.) Takashi Ikai

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2010	December 31, 2010	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	145,984	141,458	(4,525)
Antenna facilities	1,756	1,699	(57)
Terminal equipment	1,180	1,145	(35)
Local line facilities	797	746	(51)
Long-distance line facilities	8,728	7,832	(895)
Engineering facilities	56,876	55,741	(1,135)
Submarine line facilities	14,029	11,758	(2,271)
Buildings	126,148	127,335	1,186
Construction in progress	15,428	10,658	(4,769)
Other	85,626	85,542	(84)
Total property, plant and equipment	456,557	443,917	(12,640)
Intangible fixed assets	82,188	69,414	(12,774)
Total fixed assets - telecommunications businesses	538,746	513,332	(25,414)
Investments and other assets
Investments in subsidiaries and affiliated companies	167,860	181,930	14,069
Other investments and assets	179,436	170,373	(9,063)
Allowance for doubtful accounts	(294)	(280)	13
Total investments and other assets	347,003	352,022	5,019
Total fixed assets	885,749	865,355	(20,394)

Current assets:
Cash and bank deposits	42,673	30,916	(11,756)
Notes receivable	59	125	65
Accounts receivable, trade	192,761	192,179	(581)
Supplies	6,576	7,833	1,256
Other current assets	45,594	58,396	12,802
Allowance for doubtful accounts	(1,633)	(1,733)	(99)
Total current assets	286,031	287,718	1,686

TOTAL ASSETS	1,171,781	1,153,073	(18,707)

	(Millions of yen)
	March 31, 2010	December 31, 2010	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	144,383	109,233	(35,150)
Liability for employees’ retirement benefits	76,841	80,267	3,425
Reserve for point services	3,377	3,784	406
Reserve for unused telephone cards	6,442	6,364	(78)
Asset retirement obligations	—	624	624
Other long-term liabilities	25,126	15,376	(9,749)
Total long-term liabilities	256,172	215,651	(40,521)
Current liabilities:
Current portion of long-term borrowings from parent company	44,337	77,205	32,867
Accounts payable, trade	27,289	19,007	(8,282)
Short-term borrowings	374	211	(163)
Accounts payable, other	181,152	150,723	(30,429)
Accrued taxes on income	828	285	(543)
Allowance for losses on construction	285	61	(223)
Asset retirement obligations	—	8	8
Other current liabilities	23,957	26,811	2,853
Total current liabilities	278,227	274,316	(3,910)

TOTAL LIABILITIES	534,400	489,967	(44,432)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763	—
Capital surplus	131,615	131,615	—
Earned surplus	259,058	286,398	27,340
Total shareholders’ equity	602,437	629,777	27,340
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	35,057	33,328	(1,729)
Deferred gains or losses on hedges	(113)	—	113
Total unrealized gains (losses), translation adjustments, and others	34,943	33,328	(1,615)

TOTAL NET ASSETS	637,381	663,106	25,724

TOTAL LIABILITIES AND NET ASSETS	1,171,781	1,153,073	(18,707)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2009	Nine months ended December 31, 2010	Increase (Decrease)	Year ended March 31, 2010
Telecommunications businesses:
Operating revenues	684,005	654,469	(29,536)	908,160
Operating expenses	604,051	587,090	(16,961)	807,966
Operating income from telecommunications businesses	79,953	67,379	(12,574)	100,193

Supplementary businesses:
Operating revenues	112,429	111,135	(1,293)	171,108
Operating expenses	114,552	113,310	(1,241)	173,787
Operating losses from supplementary businesses	(2,123)	(2,175)	(52)	(2,679)
Operating income	77,830	65,203	(12,627)	97,513

Non-operating revenues:
Interest income	59	47	(12)	72
Dividends received	7,829	8,816	986	7,903
Lease and rental income	10,977	10,322	(655)	14,430
Miscellaneous income	1,495	762	(733)	2,679
Total non-operating revenues	20,363	19,948	(415)	25,085

Non-operating expenses:
Interest expenses	3,401	2,273	(1,128)	4,173
Lease and rental expenses	6,072	6,096	23	8,761
Miscellaneous expenses	180	1,055	875	1,138
Total non-operating expenses	9,654	9,426	(228)	14,072
Recurring profit	88,539	75,725	(12,813)	108,526
Special losses	—	2,402	2,402	—
Income before income taxes	88,539	73,323	(15,216)	108,526
Income taxes	36,058	30,982	(5,076)	47,831
Net income	52,480	42,340	(10,139)	60,695

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

	(Millions of yen)
	Three months ended December 31, 2009	Three months ended December 31, 2010	Increase (Decrease)
Telecommunications businesses:
Operating revenues	227,654	217,399	(10,254)
Operating expenses	201,236	192,547	(8,688)
Operating income from telecommunications businesses	26,417	24,851	(1,566)

Supplementary businesses:
Operating revenues	36,205	39,202	2,997
Operating expenses	37,635	40,469	2,834
Operating losses from supplementary businesses	(1,430)	(1,267)	163
Operating income	24,987	23,584	(1,403)

Non-operating revenues:
Interest income	10	15	4
Dividends received	721	718	(2)
Lease and rental income	3,658	3,374	(283)
Miscellaneous income	374	324	(49)
Total non-operating revenues	4,765	4,433	(331)

Non-operating expenses:
Interest expenses	1,008	756	(252)
Lease and rental expenses	2,101	2,038	(63)
Miscellaneous expenses	71	171	100
Total non-operating expenses	3,181	2,965	(215)
Recurring profit	26,572	25,052	(1,519)
Special losses	—	(859)	(859)
Income before income taxes	26,572	25,911	(660)
Income taxes	10,600	9,896	(704)
Net income	15,971	16,015	44

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2009	Nine months ended December 31, 2010	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2010
Voice transmission services revenues (excluding IP services revenues)	288,565	267,347	(21,217)	(7.4)	378,944
IP services revenues	273,364	271,762	(1,602)	(0.6)	364,871
Open computer network services revenues*	122,137	122,049	(88)	(0.1)	163,121
IP-Virtual private network services revenues*	59,030	56,085	(2,945)	(5.0)	78,092
Wide-Area Ethernet services revenues*	43,434	41,684	(1,750)	(4.0)	57,678
Data communications revenues (excluding IP services revenues)	90,878	83,952	(6,925)	(7.6)	120,154
Leased circuit services revenues*	66,639	63,741	(2,897)	(4.3)	88,571
Solution services revenues	123,674	122,924	(750)	(0.6)	186,539
Others	19,952	19,618	(333)	(1.7)	28,759

Total operating revenues	796,435	765,604	(30,830)	(3.9)	1,079,268

*	Partial listing only

	(Millions of yen)
	Three months ended December 31, 2009	Three months ended December 31, 2010	Increase (Decrease)	Percent Increase (Decrease)

Voice transmission services revenues (excluding IP services revenues)	96,155	88,484	(7,670)	(8.0)
IP services revenues	90,993	90,696	(297)	(0.3)
Open computer network services revenues*	40,779	40,651	(128)	(0.3)
IP-Virtual private network services revenues*	19,355	18,576	(779)	(4.0)
Wide-Area Ethernet services revenues*	14,441	13,657	(784)	(5.4)
Data communications revenues (excluding IP services revenues)	29,704	27,817	(1,887)	(6.4)
Leased circuit services revenues*	21,963	21,327	(636)	(2.9)
Solution services revenues	40,274	43,172	2,898	7.2
Others	6,732	6,431	(301)	(4.5)

Total operating revenues	263,859	256,602	(7,257)	(2.8)

*	Partial listing only

V. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2009	Nine months ended December 31, 2010	Increase (Decrease)	Year ended March 31, 2010
Cash flows from operating activities:
Income before income taxes	88,539	73,323	(15,216)	108,526
Depreciation and amortization	88,224	85,450	(2,774)	118,448
Loss on disposal of property, plant and equipment	2,963	2,443	(519)	6,507
Gains on sales of fixed assets	(111)	(9)	101	(247)
Increase (decrease) in allowance for doubtful accounts	266	85	(180)	317
Increase (decrease) in liability for employees’ retirement benefits	4,311	3,425	(886)	3,917
(Increase) decrease in accounts receivable	(2,530)	(968)	1,561	591
(Increase) decrease in inventories	(104)	(3,862)	(3,758)	762
Increase (decrease) in accounts payable and accrued expenses	(4,936)	(9,431)	(4,495)	(653)
Increase (decrease) in accrued consumption tax	3,231	63	(3,167)	2,052
Other	(8,606)	6,570	15,176	(4,100)

Sub-total	171,248	157,089	(14,159)	236,122
Interest and dividends received	7,889	8,862	972	7,975
Interest paid	(3,568)	(1,809)	1,758	(4,822)
Income taxes received (paid)	14,563	(34,214)	(48,777)	14,544

Net cash provided by (used in) operating activities	190,133	129,928	(60,205)	253,818

Cash flows from investing activities:
Payments for property, plant and equipment	(90,930)	(82,826)	8,103	(112,670)
Proceeds from sale of property, plant and equipment	865	366	(498)	1,004
Payments for purchase of investment securities	(18,896)	(32,437)	(13,541)	(27,177)
Proceeds from sale of investment securities	2	10,246	10,243	15
Proceeds from long-term loans receivable	112	—	(112)	112
Payments for short-term loans	—	(430)	(430)	—
Other	(2,532)	(2,675)	(143)	(3,276)

Net cash provided by (used in) investing activities	(111,378)	(107,757)	3,620	(141,992)

Cash flows from financing activities:
Payments for settlement of long-term debt	(120,065)	(2,282)	117,783	(122,121)
Net increase (decrease) in short-term borrowings	396	(159)	(555)	374
Payments for settlement of lease obligations	(5,119)	(3,413)	1,705	(7,388)
Dividends paid	(15,000)	(15,000)	—	(15,000)

Net cash provided by (used in) financing activities	(139,789)	(20,855)	118,933	(144,135)

Effect of exchange rate changes on cash and cash equivalents	(2)	(397)	(395)	(14)
Net increase (decrease) in cash and cash equivalents	(61,037)	917	61,954	(32,322)
Cash and cash equivalents at beginning of period	93,077	60,755	(32,322)	93,077

Cash and cash equivalents at end of period	32,040	61,672	29,631	60,755

February 4, 2011

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Nine Months Ended December 31, 2010

Contents

pages

1. Number of Subscribers	1

2. Number of Employees	2

3. Capital Investment	2

4. Financial Results and Projections	3~5

5. Average Monthly Revenue per Unit (ARPU)	6

6. Interest-Bearing Liabilities (Consolidated)	7

7. Indices (Consolidated)	7

(Financial Results for the Nine Months Ended December 31, 2010)	8~10

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(in thousands except for Public Telephones)
	A As of Mar. 31, 2010	B As of Jun. 30, 2010	C As of Sept. 30, 2010	D As of Dec. 31, 2010			E As of Mar. 31, 2011 (Forecast)
				F				G
					Change	Progress		Change
					D-A	F/G		E-A
Telephone Subscriber Lines	33,238	32,493	31,774	31,002	(2,235)	75.6%	30,281	(2,957)
NTT East	16,394	16,022	15,662	15,270	(1,124)	74.4%	14,884	(1,510)
NTT West	16,844	16,470	16,112	15,732	(1,112)	76.8%	15,397	(1,447)
INS-Net	5,092	4,955	4,830	4,717	(375)	63.3%	4,499	(593)
NTT East	2,646	2,573	2,506	2,444	(202)	59.5%	2,306	(340)
NTT West	2,446	2,382	2,325	2,273	(173)	68.4%	2,192	(253)
INS-Net 64	4,648	4,523	4,408	4,304	(344)	62.9%	4,102	(546)
NTT East	2,361	2,295	2,234	2,178	(183)	58.7%	2,050	(311)
NTT West	2,287	2,227	2,174	2,126	(161)	68.3%	2,051	(235)
INS-Net 1500	44	43	42	41	(3)	67.9%	40	(5)
NTT East	29	28	27	27	(2)	67.0%	26	(3)
NTT West	16	15	15	15	(1)	69.3%	14	(2)
Telephone Subscriber Lines + INS-Net	38,330	37,447	36,604	35,719	(2,611)	73.5%	34,780	(3,550)
NTT East	19,040	18,595	18,168	17,714	(1,326)	71.7%	17,190	(1,850)
NTT West	19,290	18,852	18,436	18,005	(1,285)	75.6%	17,590	(1,700)
Public Telephones	283,161	276,013	265,519	257,805	(25,356)	97.5%	257,161	(26,000)
NTT East	137,992	134,737	128,641	124,380	(13,612)	136.1%	127,992	(10,000)
NTT West	145,169	141,276	136,878	133,425	(11,744)	73.4%	129,169	(16,000)
FLET’S ISDN	241	227	216	205	(36)	63.7%	185	(56)
NTT East	119	112	107	101	(18)	56.0%	86	(33)
NTT West	122	115	110	104	(17)	74.5%	98	(23)
FLET’S ADSL	3,381	3,253	3,136	3,004	(377)	65.1%	2,802	(579)
NTT East	1,700	1,628	1,565	1,492	(208)	59.5%	1,350	(350)
NTT West	1,681	1,625	1,571	1,512	(169)	73.7%	1,452	(229)
FLET’S Hikari	13,251	13,839	14,240	14,724	1,473	70.1%	15,351	2,100
NTT East	7,533	7,873	8,088	8,356	823	65.8%	8,783	1,250
NTT West	5,718	5,967	6,152	6,368	650	76.5%	6,568	850
FLET’S Hikari Next*	2,210	2,817	3,362	4,005	1,795	64.1%	5,010	2,800
NTT East	1,642	2,017	2,322	2,676	1,034	54.4%	3,542	1,900
NTT West	568	800	1,040	1,329	761	84.5%	1,468	900
Hikari Denwa	10,142	10,648	11,104	11,641	1,499	71.4%	12,242	2,100
NTT East	5,420	5,691	5,931	6,221	801	66.7%	6,620	1,200
NTT West	4,722	4,957	5,174	5,420	699	77.6%	5,622	900
Conventional Leased Circuit Services	297	292	289	284	(13)	57.3%	275	(22)
NTT East	148	145	143	141	(7)	49.3%	134	(14)
NTT West	149	147	146	144	(6)	71.0%	141	(8)
High Speed Digital Services	188	183	180	175	(13)	73.6%	171	(17)
NTT East	100	97	96	94	(6)	56.0%	89	(11)
NTT West	88	86	84	82	(7)	104.4%	82	(6)
NTT Group Major ISPs	11,280	11,424	11,496	11,626	345	66.5%	11,800	520
OCN*	7,892	8,035	8,096	8,208	316	77.5%	8,300	408
Plala*	3,050	3,053	3,067	3,087	37	74.3%	3,100	50
Video Services	—	—	—	—	—	—	—	—
Hikari TV	1,009	1,098	1,204	1,331	322	82.5%	1,400	391
FLET’S TEREBI Transmission Services	270	335	403	505	235	42.8%	819	549
NTT East	240	295	348	422	181	37.8%	720	480
NTT West	30	40	54	83	53	77.3%	99	69
Mobile	56,082	56,515	56,895	57,210	1,128	63.7%	57,850	1,770
FOMA*	53,203	54,162	54,940	55,572	2,369	69.5%	56,610	3,410
Xi*	—	—	—	1	—	—	—	—
i-mode	48,992	49,061	48,914	48,530	(462)	385.0%	48,870	(120)
FOMA*	47,330	47,758	47,876	47,686	356	40.5%	48,210	880
sp-mode	—	—	270	936	—	—	—	—

Notes :	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	(3)	Number of FLET’S Hikari subscribers includes subscribers to B FLET’S and FLET’S Hikari Next provided by NTT East, and subscribers to B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(4)	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

	(5)	Number of communication module service subscribers is included in the number of mobile subscribers. Communication module service subscribers were 1,878,000 as of Dec. 31, 2010, and are forecasted to be 1,920,000 as of Mar. 31, 2011.

	(6)	Changes in number of Mobile (FOMA* is included) and i-mode subscribers as of Mar. 31, 2011 (Forecast) are forecasted net-increases.

	(7)	Effective Mar. 3, 2008, FOMA services subscriptions became mandatory for subscription to “2in1” services. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Mobile phone service subscriptions and FOMA* service subscriptions.

	(8)	Forecasts for the year ending March 31, 2011 have not been changed from those announced in the financial results for the six months ended September 30, 2010.

* Partial listing only

2.	Number of Employees

	(Person)
	A As of Dec. 31, 2009	B As of Dec. 31, 2010		C As of Mar. 31, 2011 (Forecast)(1)(3)
			Change
			B-A
NTT Consolidated	206,450	231,300	24,850	206,750
Core Group Companies
NTT (Holding Company)	2,950	2,950	0	2,900
NTT East	6,100	6,050	(50)	5,750
NTT West	5,800	5,700	(100)	5,550
NTT Communications	8,450	8,350	(100)	8,250
NTT DATA (Consolidated)	33,950	50,600	16,650	50,550
NTT DOCOMO (Consolidated)	22,950	23,400	450	23,050
(Reference) Outsourcing Companies(2)
East Outsourcing Companies	40,350	38,350	(2,000)	35,400
West Outsourcing Companies	43,650	40,550	(3,100)	37,250

Notes :	(1)	Figures do not include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year.

	(2)	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year, as described below:

		— As of Mar. 31, 2011 (Forecast): (East Outsourcing Companies: 1,300 employees; West Outsourcing Companies: 1,600 employees)

	(3)	Forecasts for the year ending March 31, 2011 have not been changed from those announced in the financial results for the six months ended September 30, 2010.

3.	Capital Investment

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2009	B Nine Months Ended Dec. 31, 2010			C Year Ending Mar. 31, 2011 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated	1,354.9	1,263.4	(91.5)	64.5%	1,960.0
Core Group Companies
NTT (Holding Company)	20.2	19.4	(0.8)	52.6%	37.0
NTT East	315.5	259.2	(56.2)	60.3%	430.0
NTT West	259.8	260.4	0.6	68.5%	380.0
NTT Communications	66.7	62.5	(4.2)	53.0%	118.0
NTT DATA (Consolidated)	116.1	105.6	(10.5)	70.4%	150.0
NTT DOCOMO (Consolidated)	484.5	468.3	(16.2)	69.4%	675.0

Note :	Forecasts for the year ending March 31, 2011 have not been changed from those announced in the financial results for the six months ended September 30, 2010.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2009	B Nine Months Ended Dec. 31, 2010			C Year Ending Mar. 31, 2011 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	7,525.7	7,542.7	17.0	74.4%	10,140.0
Fixed Voice Related Services	1,780.9	1,646.5	(134.4)	—	—
Mobile Voice Related Services	1,642.4	1,557.6	(84.8)	—	—
IP/Packet Communications Services	2,316.4	2,487.7	171.3	—	—
Sales of Telecommunications Equipment	447.3	424.2	(23.1)	—	—
System Integration	849.9	882.7	32.9	—	—
Other	488.8	544.0	55.2	—	—
Operating Expenses	6,577.6	6,477.4	(100.2)	72.3%	8,960.0
Cost of Services (exclusive of items shown separately below)	1,777.6	1,788.8	11.2	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	578.5	553.2	(25.3)	—	—
Cost of System Integration (exclusive of items shown separately below)	542.1	567.0	24.9	—	—
Depreciation and Amortization	1,500.5	1,457.7	(42.8)	—	—
Impairment Loss	0.5	0.7	0.2	—	—
Selling, General and Administrative Expenses	2,178.3	2,110.0	(68.4)	—	—
Write-Down of Goodwill and Other Intangible Assets	—	—	—	—	—
Operating Income	948.1	1,065.3	117.2	90.3%	1,180.0
Income Before Income Taxes	941.9	1,031.5	89.7	89.7%	1,150.0
Net Income Attributable to NTT	419.0	458.3	39.3	91.7%	500.0
(Ref.) Details of “Cost of Services”, “Cost of Equipment Sold”, “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	1,495.4	1,485.0	(10.3)	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	3,312.9	3,273.7	(39.2)	—	—
Loss on Disposal of Property, Plant and Equipment	100.6	91.4	(9.2)	—	—
Other Expenses	167.6	168.8	1.2	—	—
Total	5,076.5	5,018.9	(57.6)	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	335.2	347.4	12.2	89.3%	389.0
Operating Expenses	111.3	107.0	(4.3)	67.3%	159.0
Operating Income	223.8	240.4	16.5	104.5%	230.0
Non-Operating Revenues	36.1	33.7	(2.4)	74.9%	45.0
Non-Operating Expenses	35.3	39.1	3.7	76.7%	51.0
Recurring Profit	224.6	234.9	10.3	104.9%	224.0
Net Income	221.8	233.6	11.7	104.8%	223.0

Note:	Forecasts for the year ending March 31, 2011 have not been changed from those announced in the financial results for the six months ended September 30, 2010.

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2009	B Nine Months Ended Dec. 31, 2010			C Year Ending Mar. 31, 2011 (Forecast)(3)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	1,425.3	1,438.7	13.3	74.0%	1,945.0
Voice Transmission Services (excluding IP)(1)	621.7	563.9	(57.7)	76.3%	739.0
IP Services(2)	476.3	538.8	62.5	74.4%	724.0
Leased Circuit (excluding IP)	116.9	112.8	(4.1)	76.7%	147.0
Telegraph	15.4	14.2	(1.1)	79.3%	18.0
Other	110.2	103.2	(6.9)	65.9%	317.0
Supplementary Business	84.6	105.6	20.9
Operating Expenses	1,377.6	1,366.0	(11.6)	72.7%	1,880.0
Personnel	95.0	87.4	(7.5)	75.4%	116.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	896.4	893.6	(2.8)	72.2%	1,238.0
Depreciation and Amortization	303.9	298.4	(5.5)	74.4%	401.0
Loss on Disposal of Property, Plant and Equipment	27.0	30.8	3.7	60.5%	51.0
Taxes and Public Dues	55.1	55.5	0.4	75.1%	74.0
Operating Income	47.7	72.7	24.9	112.0%	65.0
Non-Operating Revenues	43.8	41.8	(1.9)	74.7%	56.0
Non-Operating Expenses	28.5	25.9	(2.6)	72.1%	36.0
Recurring Profit	63.0	88.6	25.6	104.3%	85.0
Net Income	45.9	56.2	10.3	110.3%	51.0
NTT West (JPN GAAP)
Operating Revenues	1,314.1	1,304.4	(9.7)	74.4%	1,753.0
Voice Transmission Services (excluding IP)(1)	607.6	554.0	(53.5)	75.9%	730.0
IP Services(2)	388.5	431.2	42.7	74.2%	581.0
Leased Circuit (excluding IP)	105.4	100.0	(5.3)	75.8%	132.0
Telegraph	18.0	16.4	(1.5)	78.4%	21.0
Other	98.0	97.2	(0.7)	70.1%	289.0
Supplementary Business	96.4	105.3	8.8
Operating Expenses	1,287.9	1,253.9	(34.0)	73.1%	1,716.0
Personnel	94.0	82.0	(12.0)	74.6%	110.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	824.2	812.7	(11.4)	72.5%	1,121.0
Depreciation and Amortization	292.6	278.9	(13.6)	74.6%	374.0
Loss on Disposal of Property, Plant and Equipment	25.5	29.1	3.6	67.8%	43.0
Taxes and Public Dues	51.4	50.9	(0.5)	75.0%	68.0
Operating Income	26.2	50.4	24.2	136.5%	37.0
Non-Operating Revenues	36.1	38.1	2.0	79.5%	48.0
Non-Operating Expenses	26.3	24.4	(1.9)	68.0%	36.0
Recurring Profit	35.9	64.1	28.2	131.0%	49.0
Net Income	28.8	48.3	19.4	127.2%	38.0

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the nine months ended Dec. 31, 2010 include monthly charges, call charges and interconnection charges of 387.2 billion yen, 54.2 billion yen and 75.7 billion yen for NTT East, and 381.2 billion yen, 47.6 billion yen and 82.9 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the nine months ended Dec. 31, 2010 include FLET’S Hikari and Hikari Denwa charges (including monthly charges, call charges and connection device charges) of 314.3 billion yen and 96.5 billion yen for NTT East, and 238.1 billion yen and 78.9 billion yen for NTT West, respectively.

		— FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(3)	Forecasts for the year ending March 31, 2011 have not been changed from those announced in the financial results for the six months ended September 30, 2010.

4.	Financial Results and Projections (NTT Communications, NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2009	B Nine Months Ended Dec. 31, 2010			C Year Ending Mar. 31, 2011 (Forecast)(3)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	796.4	765.6	(30.8)	74.0%	1,035.0
Voice Transmission Services (excluding IP)(1)	288.5	267.3	(21.2)	77.5%	345.0
IP Services(1)	273.3	271.7	(1.6)	74.5%	365.0
Data Transmission Services (excluding IP)(1)	90.8	83.9	(6.9)	77.0%	109.0
Leased Circuit*(1)	66.6	63.7	(2.8)	75.0%	85.0
Solutions Business	123.6	122.9	(0.7)	64.7%	190.0
Other	19.9	19.6	(0.3)	75.5%	26.0
Operating Expenses	718.6	700.4	(18.2)	73.3%	955.0
Personnel	70.5	70.6	0.1	74.4%	95.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	339.1	326.3	(12.7)	73.1%	728.0
Communication Network Charges	206.8	205.9	(0.8)
Depreciation and Amortization	88.2	83.7	(4.4)	75.5%	111.0
Loss on Disposal of Property, Plant and Equipment	5.0	4.7	(0.2)	53.0%	9.0
Taxes and Public Dues	8.8	8.8	(0.0)	73.7%	12.0
Operating Income	77.8	65.2	(12.6)	81.5%	80.0
Non-Operating Revenues	20.3	19.9	(0.4)	95.0%	21.0
Non-Operating Expenses	9.6	9.4	(0.2)	85.7%	11.0
Recurring Profit	88.5	75.7	(12.8)	84.1%	90.0
Net Income	52.4	42.3	(10.1)	86.4%	49.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues(2)	796.6	813.9	17.2	70.2%	1,160.0
Public & Financial IT Services	529.7	532.2	2.4	69.4%	767.0
Global IT Services	241.6	250.2	8.5	68.9%	363.0
Solutions & Technologies	110.4	119.4	9.0	69.5%	172.0
Elimination or Corporate	(85.2)	(88.0)	(2.7)	62.0%	(142.0)
Cost of Sales	605.9	623.6	17.7	70.5%	884.0
Gross Profit	190.7	190.3	(0.4)	69.0%	276.0
Selling and General Expense	140.5	144.3	3.8	71.8%	201.0
Operating Income	50.1	45.9	(4.2)	61.3%	75.0
Non-Operating Income (Loss)	(4.9)	(2.9)	1.9	59.7%	(5.0)
Recurring Profit	45.2	42.9	(2.2)	61.4%	70.0
Net Income	21.8	22.8	1.0	62.7%	36.5
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	3,242.4	3,209.1	(33.2)	76.2%	4,209.0
Wireless Services	2,859.5	2,850.1	(9.4)	76.1%	3,745.0
Mobile Services	2,662.7	2,598.8	(63.9)	76.3%	3,405.0
Voice	1,477.5	1,337.0	(140.5)	78.7%	1,699.0
Packet Communications	1,185.2	1,261.8	76.6	74.0%	1,706.0
Other revenues	196.8	251.3	54.6	73.9%	340.0
Equipment sales	382.9	359.0	(23.9)	77.4%	464.0
Operating Expenses	2,539.7	2,450.6	(89.1)	72.7%	3,369.0
Personnel	191.5	195.7	4.2	73.8%	265.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,542.8	1,495.0	(47.9)	72.2%	2,071.0
Depreciation and Amortization	511.5	496.1	(15.4)	72.6%	683.0
Loss on Disposal of Property, Plant and Equipment	30.4	23.1	(7.3)	52.6%	44.0
Communication Network Charges	234.3	211.6	(22.6)	79.3%	267.0
Taxes and Public Dues	29.2	29.1	(0.1)	74.6%	39.0
Operating Income	702.7	758.5	55.8	90.3%	840.0
Non-Operating Income (Loss)	(1.0)	(9.9)	(8.9)	493.2%	(2.0)
Income Before Income Taxes	701.7	748.6	47.0	89.3%	838.0
Net Income Attributable to NTT DOCOMO	419.3	444.0	24.6	89.3%	497.0

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the nine months ended Dec. 31, 2010 include revenues from telephone subscriber lines (142.1 billion yen). Operating Revenues from IP Services include revenues from OCN (122.0 billion yen), IP-VPN (56.0 billion yen) and Wide-area Ethernet (41.6 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (3.2 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (3.0 billion yen) and high-speed digital (27.6 billion yen).

	(2)	Segmentation of operating revenues for NTT DATA has been revised from the fiscal year ending Mar. 31, 2011. As for the nine months ended Dec. 31, 2010, operating revenues according to the revised segmentation are shown for reference.

	(3)	Forecasts for the year ending March 31, 2011 have not been changed from those announced in the financial results for the six months ended September 30, 2010.

* Partial listing only

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services, revenues from Mobile (mova) services and revenues from Mobile (Xi) services which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2010 (From Apr. to Jun., 2010)	Three Months Ended Sept. 30, 2010 (From Jul. to Sept., 2010)	Three Months Ended Dec. 31, 2010 (From Oct. to Dec., 2010)	Nine Months Ended Dec. 31, 2009 (From Apr. to Dec., 2009)	Nine Months Ended Dec. 31, 2010 (From Apr. to Dec., 2010)	Year Ended Mar. 31, 2010	Year Ending Mar. 31, 2011 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,940	2,940	2,940	2,990	2,940	2,980	2,940
Telephone Subscriber Lines ARPU	2,580	2,580	2,580	2,620	2,580	2,620	2,580
INS-NET Subscriber Lines ARPU	5,180	5,190	5,180	5,250	5,180	5,240	5,170
FLET’S Hikari ARPU	5,820	5,900	5,900	5,720	5,870	5,740	5,890
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,810	2,810	2,810	2,850	2,810	2,850	2,800
Telephone Subscriber Lines ARPU	2,490	2,500	2,500	2,530	2,490	2,530	2,490
INS-NET Subscriber Lines ARPU	4,980	4,980	4,980	5,050	4,980	5,040	4,980
FLET’S Hikari ARPU	5,830	5,890	5,910	5,760	5,880	5,780	5,910
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+mova+Xi)	5,190	5,200	5,130	5,440	5,170	5,350	5,100
Voice ARPU (FOMA+mova+Xi)	2,680	2,660	2,590	3,000	2,640	2,900	2,540
Packet ARPU (FOMA+mova+Xi)	2,510	2,540	2,540	2,440	2,530	2,450	2,560
Mobile Aggregate ARPU (FOMA)	5,260	5,260	5,180	5,590	5,230	5,480	5,150
Voice ARPU (FOMA)	2,670	2,660	2,580	3,010	2,640	2,900	2,530
Packet ARPU (FOMA)	2,590	2,600	2,600	2,580	2,590	2,580	2,620
Mobile Aggregate ARPU (mova)	3,330	3,310	3,290	3,510	3,320	3,460	3,260
Voice ARPU (mova)	2,770	2,750	2,750	2,910	2,760	2,870	2,710
Packet ARPU (mova)	560	560	540	600	560	590	550

Notes:	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

		•	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

		•	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

		•	FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

		—	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(6)	We separately compute the following three categories of ARPU for mobile business conducted by NTT DOCOMO.

		•	Mobile Aggregate ARPU (FOMA+mova+Xi) = Voice ARPU (FOMA+mova+Xi) + Packet ARPU (FOMA+mova+Xi).

			—	Our Voice ARPU (FOMA+mova+Xi) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our FOMA and mova services, and our Packet ARPU (FOMA+mova+Xi) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges attributable to our FOMA, mova and Xi services.

			—	As Xi service does not provide voice services as of December 31, 2010, the revenues therefrom are not included in the calculations of Voice ARPU (FOMA+mova+Xi). Only the number of Xi service subscriptions are included in the calculation.

		•	Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

			—	Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services.

		•	Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + Packet ARPU (mova).

			—	Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

	(7)	Communications module service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

	(8)	Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	Nine Months Results: Sum of number of active subscribers** for each month from Apr. to Dec.

			—	FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY Forecast: Sum of the sum of actual number of active subscribers at the end of each month from Apr. to Sept. and the average expected active number of subscribers during the second half of the fiscal year ((Number of subscribers at end of Sept. + number of expected subscribers at end of the following Mar.)/2)x6

	(9)	Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	Nine Months Results: Sum of number of active subscribers** for each month from Apr. to Dec.

			—	FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY Forecast: Sum of expected number of active subscribers** for each month from Apr. to Mar.

	(10)	Forecasts for the year ending March 31, 2011 have not been changed from those announced in the financial results for the six months ended September 30, 2010.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2010	As of Dec. 31, 2010	As of Mar. 31, 2011 (Forecast)
Interest-Bearing Liabilities	4,491.7	4,736.2	4,600.0

Note :	Forecasts for the year ending March 31, 2011 have not been changed from those announced in the financial results for the six months ended September 30, 2010.

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2010	Nine Months Ended Dec. 31, 2010	Year Ending Mar. 31, 2011 (Forecast)(1)
EBITDA	3,240.8 billion yen	2,579.2 billion yen	3,240.0 billion yen
EBITDA Margin	31.8%	34.2%	32.0%
Operating FCF	1,253.7 billion yen	1,315.8 billion yen	1,280.0 billion yen
ROCE	5.4%	—	5.6%

Notes :	(1)	Forecasts for the year ending March 31, 2011 have not been changed from those announced in the financial results for the six months ended September 30, 2010.
	(2)	Reconciliation of Indices are as follows.

		Year Ended Mar. 31, 2010	Nine Months Ended Dec. 31, 2010	Year Ending Mar. 31, 2011 (Forecast)
EBITDA (a+b)		3,240.8 billion yen	2,579.2 billion yen	3,240.0 billion yen
a	Operating Income	1,117.7 billion yen	1,065.3 billion yen	1,180.0 billion yen
b	Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,123.1 billion yen	1,513.9 billion yen	2,060.0 billion yen
EBITDA Margin [(c/d)X100]		31.8%	34.2%	32.0%
a	Operating Income	1,117.7 billion yen	1,065.3 billion yen	1,180.0 billion yen
b	Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,123.1 billion yen	1,513.9 billion yen	2,060.0 billion yen
c	EBITDA (a+b)	3,240.8 billion yen	2,579.2 billion yen	3,240.0 billion yen
d	Operating Revenues	10,181.4 billion yen	7,542.7 billion yen	10,140.0 billion yen
Operating FCF [(c-d)]		1,253.7 billion yen	1,315.8 billion yen	1,280.0 billion yen
a	Operating Income	1,117.7 billion yen	1,065.3 billion yen	1,180.0 billion yen
b	Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,123.1 billion yen	1,513.9 billion yen	2,060.0 billion yen
c	EBITDA (a+b)	3,240.8 billion yen	2,579.2 billion yen	3,240.0 billion yen
d	Capital Investment	1,987.1 billion yen	1,263.4 billion yen	1,960.0 billion yen
ROCE [(b/c)X100]		5.4%	—	5.6%
a	Operating Income	1,117.7 billion yen	—	1,180.0 billion yen
	(Normal Statutory Tax Rate)	41.0%	—	41.0%
b	Operating Income X (1 - Normal Statutory Tax Rate)	660.3 billion yen	—	697.1 billion yen
c	Operating Capital Employed	12,238.6 billion yen	—	12,504.4 billion yen

Note :	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible and Other Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Acquisition of Intangible and Other Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2010	Nine Months Ended Dec. 31, 2010
NTT Consolidated Capital Investment	1,987.1	1,263.4
Payments for Property, Plant and Equipment	1,370.9	1,060.9
Acquisition of Intangible and Other Assets	553.3	335.0
Other Differences	62.9	(132.5)

Financial Results for the Nine Months Ended December 31, 2010

	(Billions of yen)
	Nine Months Ended Dec. 31, 2010	Three Months Ended Jun. 30, 2010	Three Months Ended Sept. 30, 2010	Three Months Ended Dec. 31, 2010
NTT Consolidated (US GAAP)
Operating Revenues	7,542.7	2,498.9	2,500.2	2,543.6
Fixed Voice Related Services	1,646.5	554.3	547.3	544.8
Mobile Voice Related Services	1,557.6	517.8	523.8	516.0
IP/Packet Communications Services	2,487.7	815.7	831.8	840.2
Sales of Telecommunications Equipment	424.2	166.1	115.8	142.2
System Integration	882.7	274.8	297.7	310.2
Other	544.0	170.1	183.7	190.2
Operating Expenses	6,477.4	2,159.3	2,112.9	2,205.3
Cost of Services (exclusive of items shown separately below)	1,788.8	579.0	601.0	608.8
Cost of Equipment Sold (exclusive of items shown separately below)	553.2	206.5	160.4	186.2
Cost of System Integration (exclusive of items shown separately below)	567.0	170.6	196.1	200.3
Depreciation and Amortization	1,457.7	482.2	482.2	493.4
Impairment Loss	0.7	0.2	0.1	0.4
Selling, General and Administrative Expenses	2,110.0	720.7	673.0	716.2
Write-down of goodwill and other intangible assets	—	—	—	—
Operating Income	1,065.3	339.7	387.3	338.4
Income Before Income Taxes	1,031.5	341.6	368.7	321.2
Net Income	458.3	155.9	159.3	143.1
(Ref.) Details of “Cost of Services”, “Cost of Equipment Sold”, “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	1,485.0	491.4	493.7	499.9
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	3,273.7	1,102.3	1,053.2	1,118.2
Loss on Disposal of Property, Plant and Equipment	91.4	25.2	29.1	37.1
Other Expenses	168.8	57.9	54.6	56.2
Total	5,018.9	1,676.9	1,630.5	1,711.5
NTT (Holding Company) (JPN GAAP)
Operating Revenues	347.4	193.1	37.8	116.4
Operating Expenses	107.0	34.5	36.4	36.0
Operating Income	240.4	158.5	1.4	80.4
Non-Operating Revenues	33.7	11.7	11.1	10.7
Non-Operating Expenses	39.1	9.9	16.5	12.6
Recurring Profit	234.9	160.4	(4.0)	78.5
Net Income	233.6	158.1	(2.8)	78.3

Financial	Results for the Nine Months Ended December 31, 2010

	(Billions of yen)
	Nine Months Ended Dec. 31, 2010	Three Months Ended Jun. 30, 2010	Three Months Ended Sept. 30, 2010	Three Months Ended Dec. 31, 2010
NTT East (JPN GAAP)
Operating Revenues	1,438.7	470.2	481.4	487.0
Voice Transmission Services (excluding IP)(1)	563.9	191.9	188.0	183.9
IP Services(2)	538.8	175.0	179.9	183.8
Leased Circuit (excluding IP)	112.8	37.9	37.7	37.1
Telegraph	14.2	5.3	4.0	4.8
Other	103.2	30.9	37.3	34.9
Supplementary Business	105.6	29.0	34.3	42.3
Operating Expenses	1,366.0	446.4	459.2	460.4
Personnel	87.4	29.3	29.0	29.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	893.6	289.2	302.3	302.0
Depreciation and Amortization	298.4	100.2	98.6	99.5
Loss on Disposal of Property, Plant and Equipment	30.8	8.3	10.8	11.6
Taxes and Public Dues	55.5	19.1	18.2	18.1
Operating Income	72.7	23.8	22.2	26.6
Non-Operating Revenues	41.8	13.6	15.2	12.9
Non-Operating Expenses	25.9	8.4	9.7	7.8
Recurring Profit	88.6	29.0	27.7	31.8
Net Income	56.2	18.0	18.2	19.9
NTT West (JPN GAAP)
Operating Revenues	1,304.4	428.6	439.3	436.3
Voice Transmission Services (excluding IP)(1)	554.0	188.4	184.8	180.7
IP Services(2)	431.2	140.3	143.8	147.0
Leased Circuit (excluding IP)	100.0	33.7	33.3	32.9
Telegraph	16.4	5.9	4.8	5.7
Other	97.2	31.1	32.2	33.8
Supplementary Business	105.3	28.9	40.2	36.0
Operating Expenses	1,253.9	411.4	422.1	420.3
Personnel	82.0	27.2	27.6	27.1
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	812.7	264.0	277.2	271.4
Depreciation and Amortization	278.9	93.4	92.4	93.1
Loss on Disposal of Property, Plant and Equipment	29.1	8.5	8.5	11.9
Taxes and Public Dues	50.9	18.1	16.1	16.6
Operating Income	50.4	17.1	17.2	16.0
Non-Operating Revenues	38.1	14.3	12.2	11.5
Non-Operating Expenses	24.4	8.0	8.2	8.2
Recurring Profit	64.1	23.5	21.2	19.4
Net Income	48.3	17.9	15.8	14.5

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended Dec. 31, 2010 include monthly charges, call charges and interconnection charges of 126.4 billion yen, 17.4 billion yen and 24.6 billion yen for NTT East, and 124.7 billion yen, 15.1 billion yen and 27.0 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the three months ended Dec. 31, 2010 include FLET’S Hikari and Hikari Denwa (including monthly charges, call charges and connection device charges) of 107.9 billion yen and 33.6 billion yen for NTT East, and 82.0 billion yen and 27.5 billion yen for NTT West, respectively.

		— FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

Financial Results for the Nine Months Ended December 31, 2010

	(Billions of yen)
	Nine Months Ended Dec. 31, 2010	Three Months Ended Jun. 30, 2010	Three Months Ended Sept. 30, 2010	Three Months Ended Dec. 31, 2010
NTT Communications (JPN GAAP)
Operating Revenues	765.6	252.1	256.8	256.6
Voice Transmission Services (excluding IP)	267.3	89.6	89.2	88.4
IP Services	271.7	90.4	90.6	90.6
Data Transmission Services (excluding IP)	83.9	28.1	28.0	27.8
Leased Circuit*	63.7	21.1	21.2	21.3
Solutions Business	122.9	37.3	42.4	43.1
Other	19.6	6.6	6.5	6.4
Operating Expenses	700.4	230.8	236.5	233.0
Personnel	70.6	23.7	23.3	23.5
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	326.3	105.0	112.1	109.1
Communication Network Charges	205.9	69.1	68.8	67.9
Depreciation and Amortization	83.7	28.3	27.6	27.7
Loss on Disposal of Property, Plant and Equipment	4.7	1.5	1.5	1.6
Taxes and Public Dues	8.8	3.0	2.9	2.8
Operating Income	65.2	21.3	20.2	23.5
Non-Operating Revenues	19.9	9.5	6.0	4.3
Non-Operating Expenses	9.4	3.7	2.8	2.8
Recurring Profit	75.7	27.2	23.4	25.0
Net Income	42.3	15.7	10.6	16.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	813.9	261.5	272.2	280.2
Public & Financial IT Services	532.2	175.3	172.3	184.5
Global IT Services	250.2	75.7	89.9	84.4
Solutions & Technologies	119.4	39.3	40.1	39.9
Elimination or Corporate	(88.0)	(29.0)	(30.2)	(28.7)
Cost of Sales	623.6	199.9	212.0	211.5
Gross Profit	190.3	61.5	60.1	68.6
Selling and General Expense	144.3	48.6	47.6	48.0
Operating Income	45.9	12.8	12.5	20.5
Non-Operating Income (Loss)	(2.9)	(1.3)	(0.9)	(0.6)
Recurring Profit	42.9	11.4	11.5	19.9
Net Income	22.8	5.8	6.2	10.7
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	3,209.1	1,089.2	1,048.9	1,071.0
Wireless Services	2,850.1	943.9	955.1	951.1
Mobile Services	2,598.8	864.2	871.3	863.3
Voice	1,337.0	449.2	449.2	438.6
Packet Communications	1,261.8	414.9	422.1	424.8
Other Revenues	251.3	79.7	83.8	87.8
Equipment Sales	359.0	145.3	93.8	119.9
Operating Expenses	2,450.6	848.7	758.0	843.9
Personnel	195.7	65.8	63.6	66.3
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,495.0	539.3	442.8	512.9
Depreciation and Amortization	496.1	158.1	163.9	174.1
Loss on Disposal of Property, Plant and Equipment	23.1	5.5	7.1	10.5
Communication Network Charges	211.6	70.3	70.8	70.5
Taxes and Public Dues	29.1	9.8	9.7	9.6
Operating Income	758.5	240.5	291.0	227.0
Non-Operating Income (Loss)	(9.9)	0.0	(4.5)	(5.4)
Income Before Tax	748.6	240.6	286.4	221.6
Net Income	444.0	142.2	167.6	134.2

Note:	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the three months ended Dec. 31, 2010 include revenues from telephone subscriber lines (47.1 billion yen). Operating Revenues from IP Services include revenues from OCN (40.6 billion yen), IP-VPN (18.5 billion yen) and Wide-area Ethernet (13.6 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (1.0 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (0.9 billion yen) and high-speed digital (9.3 billion yen).

* Partial listing only.